Exhibit 99.3

IM Cannabis Corp.

Management's Discussion and Analysis

November 13, 2026

Management’s Discussion and Analysis

Management’s Discussion and Analysis

INTRODUCTION

IM Cannabis Corp. (“IM Cannabis” or the “Company”) is a British Columbia company operating in the international medical cannabis industry. The Company’s common shares (the “Common Shares”) trade under the ticker symbol “IMCC” on the NASDAQ Capital Market (“Nasdaq”) as of March 1, 2021.

This Management’s Discussion and Analysis (this “MD&A”) reports on the consolidated financial condition and operating results of IM Cannabis for three and nine months ended September 30, 2026. Throughout this MD&A, unless otherwise specified, references to “we”, “us”, “our” or similar terms, as well as the “Company” and “IM Cannabis” refer to IM Cannabis Corp., together with its subsidiaries, on a consolidated basis, and the “Group” refers to the Company and its subsidiaries.

This MD&A should be read in conjunction with the interim condensed consolidated financial statements of the Company and the notes thereto for the three and nine months ended September 30, 2026 and 2025 (the “Interim Financial Statements”), and with the Company’s audited annual consolidated financial statements and the notes thereto for the years ended December 31, 2025 and 2024 (the “Annual Financial Statements”). References herein to “Q3 2026” and “Q3 2025” refer to the three and nine months ended September 30, 2026 and September 30, 2025 respectively, and references to “2025” refer to the year ended December 31, 2025.

The Interim Financial Statements have been prepared by management in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS requires management to make certain judgments, estimates and assumptions that affect the reported amount of assets and liabilities at the date of the Interim Financial Statements and the amount of revenue and expenses incurred during the reporting period. The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods. The Interim Financial Statements for the three and nine months ended September 30, 2026, include the accounts of the Group, which includes, among others, the following entities:

Legal Entity	Jurisdiction	Relationship with the Company
I.M.C. Holdings Ltd. (“IMC Holdings”) (1)	Israel	Former wholly-owned subsidiary
I.M.C. Pharma Ltd. (“IMC Pharma”)	Israel	Wholly-owned subsidiary of IMC Holdings
Focus Medical Herbs Ltd. (“Focus”)	Israel	Wholly-owned subsidiary of IMC Holdings
R.A. Yarok Pharm Ltd. (“Pharm Yarok”)	Israel	Wholly-owned subsidiary of IMC Holdings
Rosen High Way Ltd. (“Rosen High Way”)	Israel	Wholly-owned subsidiary of IMC Holdings
Rivoly Trading and Marketing Ltd. d/b/a Vironna Pharm (“Vironna”)”	Israel	Subsidiary of IMC Holdings
Adjupharm GmbH (“Adjupharm”) (1)	Germany	Subsidiary of IMC Holdings
Xinteza API Ltd (“Xinteza”) (1)	Israel	Subsidiary of IMC Holdings
Shiran Societe Anonyme (“Greece”) (1)	Greece	Subsidiary of IMC Holdings
IM Cannabis Holding NL B.V Netherlands (“IMC Holdings NL”) (1)	Netherlands	Wholly-owned subsidiary of IMC Holdings

(1)	Discontinued operations.

In this MD&A, unless otherwise indicated, all references: (i) “Company Subsidiaries” are to the Israeli Subsidiaries and, for periods before September 29, 2026, IMC Holdings and the Target Subsidiaries (as defined below), (ii) “Israeli Operations” are to the Israeli Subsidiaries and, for periods before September 29, 2026, IMC Holdings, (iii) “Trichome” are to Trichome Financial Corp. and its subsidiaries. As of the date of this MD&A, “Israeli Subsidiaries” means IMC Pharma, Focus, Pharm Yarok, Rosen High Way and Vironna. On September 29, 2026, the Company sold IMC Holdings, which held Adjupharm, Xinteza and Shiran Societe Anonyme (see “Corporate Highlights and Events – Slil Transaction”).

Management’s Discussion and Analysis

All dollar figures in this MD&A are expressed in thousands of Canadian Dollars ($), except per share data and unless otherwise noted. All references to “NIS” are to New Israeli Shekels. All references to “€” or to “Euros” are to Euros. All references to “US$” or to “U.S. Dollars” are to United States Dollars. The Company’s shares, options, units, prefunded warrants, warrants and prices are not expressed in thousands. Prices are not expressed in thousands.

NON-IFRS FINANCIAL MEASURES

Certain non-IFRS financial measures are referenced in this MD&A that do not have any standardized meaning under IFRS, including “Gross Margin”, “EBITDA” and “Adjusted EBITDA”. The Company believes that these non-IFRS financial measures and operational performance measures, in addition to conventional measures prepared in accordance with IFRS, enable readers to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. For a reconciliation of these non-IFRS financial measures to the most comparable IFRS financial measures, as applicable, see the “Metrics and Non-IFRS Financial Measures” section of the MD&A.

NOTE REGARDING THE COMPANY’S ACCOUNTING PRACTICES

Unless otherwise indicated, all dollar figures are expressed in thousands and all references to: (i) “dollars” or “CAD” or “$” are to Canadian dollars; (ii) “USD” or “US$” are to United States of America (“U.S.” or “United States”) dollars; (iii) “NIS” are to New Israeli Shekels; and (iv) “€” or to “Euros” are to Euros. All intercompany balances and transactions were eliminated on consolidation. Common shares, stock options, units, prefunded warrants, warrants, and prices, are not expressed in thousands. Our reporting currency and functional currency is the Canadian dollar. The CAD to USD exchange rate as of September 30, 2026, was 0.70489.

EXECUTIVE SUMMARY

OVERVIEW – CORPORATE STRUCTURE

The Company was incorporated on March 7, 1980, under the name “Nirvana Oil & Gas Ltd.” pursuant to the Business Corporations Act (British Columbia).

The Company’s Common Shares began trading on the Canadian Securities Exchange (“CSE”) under the ticker symbol “IMCC” on November 5, 2019, and were subsequently listed on the Nasdaq under the same symbol effective March 1, 2021.

On May 28, 2025, the Company announced that it had applied for a voluntary delisting of its Common Shares from the CSE. The delisting became effective at the close of business on Monday, June 2, 2025, which marked the final trading day of the Company’s securities on the CSE.

The Company’s shares remain listed and continue to trade on Nasdaq under the ticker symbol “IMCC.”

Management’s Discussion and Analysis

On August 27, 2026, in connection with regaining compliance with Nasdaq’s continued listing standards, the Company completed a 30:1 consolidation of its Common Shares (the “August 2026 Consolidation”). The exercise price and/or conversion price and number of Common Shares issuable under any of the Company’s outstanding convertible securities were proportionately adjusted in connection with the August 2026 Consolidation. Unless otherwise indicated, all share numbers and per share amounts presented in this MD&A have been adjusted to reflect the August 2026 Consolidation.

On September 29, 2026, the Company completed the sale of all of the issued and outstanding shares of IMC Holdings to Slil.com Holding Ltd. (“Slil”), an entity beneficially owned and controlled by Oren Shuster, the Company’s Chief Executive Officer and a director (the “Slil Transaction”). Before closing, IMC Holdings completed a reorganization under which the Company’s Israeli operations were transferred out of IMC Holdings to the Company or a wholly-owned subsidiary of the Company. As a result, the Company no longer holds its German operations (including Adjupharm) or its interests in Xinteza and Shiran Societe Anonyme, and the Company’s operations are now focused on the Israeli medical cannabis market. For more information, see “Corporate Highlights and Events – Slil Transaction”.

OVERVIEW – CURRENT OPERATIONS IN ISRAEL

The Company operates in the medical cannabis sector in Israel. The Company’s activities in these jurisdictions include sourcing, importation, distribution and sale of medical cannabis products in compliance with applicable regulatory requirements.

Israel

In Israel, the Company operates through its consolidated subsidiary Focus, which holds an IMCA license permitting the importation and supply of medical cannabis products. The Company’s operations in Israel primarily consist of importing medical cannabis products from approved suppliers and distributing those products to pharmacies and patients in accordance with Israeli regulations. The Company does not currently operate large-scale cultivation facilities in Israel and relies primarily on imported products that meet applicable quality and regulatory standards.

The Company’s Israeli operations include brand management, regulatory compliance, logistics coordination and relationships with pharmacies and prescribing physicians. Revenue in Israel is generated from the sale of medical cannabis products to pharmacies and other authorized distributors.

Management’s Discussion and Analysis

The Company’s operations are subject to evolving regulatory frameworks, including changes in prescribing practices, import authorizations, product specifications and distribution models, which may affect its revenues, margins and operating results.

Iron Swords War and other conflicts’ Effect on Gross Profit

On October 7, 2023, the State of Israel was attacked by the terrorist organization Hamas, and as a result, Israel declared a state of war and a large-scale reserve call-up (hereinafter - the “War”). At the same time, a front also opened on the northern border against the terrorist organization Hezbollah. Since that time, Israel has been in a state of war, with its intensity and scope changing from time to time. The war is an extraordinary event with security and economic implications, the extent and outcome of which cannot be predicted. In response to the war, Israel took significant measures to protect the security of its citizens, which have a notable impact on economic and business activity in the country and on some of the reporting entities. In October 2025, a ceasefire agreement was signed and following it the fighting subsided on most fronts.

On February 28, 2026, Israel launched Operation “Lion’s Roar,” which included a joint attack by Israel and the United States against government and military targets in Iran. In response, Iran fired missiles and drones at Israel and other countries in the region. Following these developments, the terrorist organization Hezbollah started firing at Israel, which responded by expanding the fighting front along the northern border. As a result, a state of emergency was declared in the country, leading to consequences and restrictions on the Israeli economy, including, among other things, partial or full business closures, a “closed skies” policy, restrictions on gatherings in workplaces and the education system, and a decrease in the workforce, partly due to the mobilization of reservists. Amid the escalation, Iran closed the Strait of Hormuz, a crucial maritime transport route, which led the United States to impose a naval blockade to prevent Iranian vessels from moving. Consequently, there were disruptions in oil supply volumes and an increase in oil prices.

On April 8, 2026, a temporary ceasefire was formed between the United States and Iran, and the parties began stages of negotiations to form a permanent agreement. Following that, on April 13, 2026, a ceasefire was also declared on the northern border, and Israel started negotiations with Lebanon, but despite that, hostilities continue on the northern border of Israel, mainly in southern Lebanon.

The Company’s management is continuously monitoring the developments regarding the War and is acting in accordance with the guidelines of the various authorities. The Company suffered a negative impact from the War commencing the last quarter of 2023. The Company has experienced damage to its ability to function, affecting various aspects, including employees, supplies, imports, sales, and more.

Management’s Discussion and Analysis

OUR GOAL – DRIVE PROFITABLE REVENUE GROWTH

Our primary goal is to sustainably increase revenue in each of our core markets, to accelerate our path to profitability and long-term shareholder value while actively managing costs and margins.

As part of its ongoing strategic review, the Company has also made a decision to explore the introduction of additional business activities, with the goal of enhancing long-term growth opportunities and creating further shareholder value.

Given the evolving regulatory environment, particularly in Germany, the timing, scope, and impact of our plans are uncertain, and actual results may differ materially from current expectations.

HOW WE PLAN TO ACHIEVE OUR GOAL – CORE STRATEGIES

Our strategy of sustainable and profitable growth consists of:

•	Develop and execute a long-term growth plan in Israel, based on the strong sourcing infrastructure which is powered by advanced product knowledge and regulatory expertise.

•	Properly position brands with respect to target-market, price, potency and quality, such as our IMC brand in Israel.

•	Strong focus on efficiencies and synergies with domestic expertise in Israel.

•	High-quality, reliable supply to our customers and patients, leading to recurring sales.

•	Ongoing introduction of new Stock Keeping Units (“SKU”) to keep consumers and patients engaged.

REVENUE

* Continued operations only.

Management’s Discussion and Analysis

As reflected above, revenue fluctuated during the periods presented. In 2026, the quarterly revenues reflects a decrease compared to 2025, primarily driven by delays in shipments, variations in product mix, pricing and volume, as well as reduced imports driven in part by cash flow constraints, which negatively impacted sales volumes.

STRATEGY IN DETAIL:

GEOGRAPHIES AND NEW MARKETS

The Company is a medical cannabis company operating in Israel and formerly in Germany as well, a high-value market, but highly challenging and rapidly evolving market. The Company operated in previous periods in Germany as well. In recent periods, the Company has faced significant regulatory changes and uncertainty, increased competition, supply constraints, pricing pressures and adverse macro-economic conditions affecting the entire cannabis industry. In addition, geopolitical events and security-related disruptions in Israel, including recent military operations, have adversely affected logistics, availability of products, patient behavior and the stability of the Israeli market. As a result, the Company’s financial position and operating performance have been negatively impacted, and substantial efforts, restructuring measures and strategic focus are required in order to stabilize and gradually rebuild its business.

Israel

As one of the original eight Israeli cannabis pioneers, IMC has built a strong sourcing infrastructure in Israel. We have advanced product knowledge, regulatory expertise, and strong commercial partnerships. Our extensive experience has made IMC a leading brand within the premium market segment.

We supply the Israeli medical cannabis market with our own IMC-branded products and exclusive ultra-premium Canadian cannabis brands, with which we have signed strategic licensing agreements.

The company also operates in the retail segment. The Company holds two licensed pharmacies, each selling medical cannabis products to patients: (i) Vironna, a leading pharmacy in the Arab sector, and (ii) Pharm Yarok, the largest pharmacy in the Sharon Plain area and a big call center in the country (Vironna and Pharm Yarok collectively, the “Israeli Pharmacies”).

In addition, IMC operates a home delivery service, through a call center, effectively covering the entire country.

Management’s Discussion and Analysis

BRANDS

The IMC brand is well-known in the Israeli medical cannabis market, with reputable brands highly popular among Israeli consumers.

1 https://www.skwschwarz.de/en/news/the-medical-cannabis-act-at-a-glance-legalization-with-conditions

Management’s Discussion and Analysis

Israeli Medical Cannabis Business

The IMC brand has established its reputation in Israel for quality and consistency over the past 15 years and, more recently, with new high-end, ultra-premium strains that have made it to the top-sellers list in pharmacies nationwide.

The Group maintains a portfolio of strains sold under the IMC umbrella from which popular medical cannabis dried flowers and full-spectrum cannabis extracts are produced.

The IMC brand offers different products, leading with the highest-quality Canadian craft cannabis flower, which has established IMC as the leader of the super-premium segment in Israel.

Brands under the IMC Cannabis Portfolio:

The Craft Collection – IMC brand’s premium product line with indoor-grown, hand-dried and hand-trimmed high-THC cannabis flowers. The Craft Collection includes exotic and unique cannabis strains such as Sup.S and PI.WI.

The Full Spectrum Extracts –IMC brand’s full spectrum, strain-specific cannabis extracts, includes high-THC Roma®T20 oil and OIL GLTO 33.

Roma® Product Portfolio – IMC’s Roma® portfolio also includes oils. IMC’s Roma® strain is a high-THC medical cannabis flower that offers a therapeutic continuum and is known for its strength and longevity of effect.

BLKMKT™, the Company’s second Canadian brand. It is a super-premium product line with indoor-grown, hand-dried and hand-trimmed high-THC cannabis flowers. The BLKMKT™ includes BLK MLK, YA HEMI, PURPLE RAIN, JEALOUSY, Hemi GLTO, RAINBOW P, GUVA BOBA, Sunsets.rudel, Park fire OG, Up side down C and BACLTO.

LOT420 – this brand launched in Israel in Q2 2023, with super-premium indoor-grown cannabis imported from Canada with high-THC. The LOT420 brand includes GLTO 33, Apps and Bans, O.C., and GLTO 33 oil. The Company ceased selling Atomic APP.

The PICO collection (minis)- Under the BLKMKT™ and LOT420 brands, the Company launched in 2023 a new type of product (small flowers), which is a super-premium indoor-grown cannabis imported from Canada with high-THC. The PICO collection includes the following products: PICO PURPLE RAIN, PICO YA HEMI, PICO JEALOUSY, Pico upside Down, PICO RAIN BOW, Pico California love, PICO BLK MLK and PICO Bacio Glto.

Flower – In Q2 2024, the Company launched a super-premium indoor-grown cannabis imported from Canada with high-THC. The Flower brand includes cannabis strains called California love and Face Sherb.

Management’s Discussion and Analysis

Token - New Affordable Lifestyle Line. Launched in Israel and Germany in Q2 2025, TOKEN by IMC introduces a new lifestyle edition offering high-quality, everyday cannabis at accessible prices such as KEYNAPZ and SIPER.

For more information, see “Strategy in Detail – Brands – New Product Offerings” section of the MD&A.

HIGH-QUALITY, RELIABLE SUPPLY:

Israel

The Company is concentrating on leveraging its skilled sourcing team and strategic alliances with Canadian suppliers as well as the import of medical cannabis from its Canadian Facilities. The Company continues to import cannabis products and supply medical cannabis to patients through licensed pharmacies. To supplement growing demand, the Company continues its relationships with third-party cultivation facilities in Israel for the propagation and cultivation of the Company’s existing proprietary genetics and for the development of new products.

In addition, the Company is operating through its subsidiaries who obtained a license from the IMCA to, among others, import cannabis products and supply medical cannabis to patients.

Pursuant to the applicable Israeli cannabis regulations, following the import of medical cannabis, medical cannabis products are then packaged by contracted GMP-licensed producers of medical cannabis. The packaged medical cannabis products are then sold by the Group under the Company’s brands to local Israeli pharmacies directly or through contracted distributors.

Management’s Discussion and Analysis

CORPORATE HIGHLIGHTS AND EVENTS

KEY HIGHLIGHTS FOR THE THIRD QUARTER OF 2026

In the third quarter of 2026, the Company continued to focus on operational efficiency and continued its sales efforts in the Israeli market. The Company also continued its efforts to establish new supply chain processes and to improve its supplier base to support the year 2026 goal of profitability.

Slil Transaction

On August 16, 2026, following the non-binding letter of intent announced on June 18, 2026, the Company entered into a definitive share purchase agreement with Slil (the “Slil SPA”), and on September 29, 2026, the Company completed the Slil Transaction. Slil is a privately-held Israeli entity beneficially owned and controlled by Oren Shuster, the Company’s Chief Executive Officer, a director, securityholder and debtholder.

Before closing, IMC Holdings completed a pre-closing reorganization under which the Company’s Israeli operations were transferred out of IMC Holdings to the Company or a wholly-owned subsidiary of the Company. Following the reorganization, the principal assets of IMC Holdings were its direct or indirect equity interests in Adjupharm, Xinteza and Shiran Societe Anonyme (the “Target Subsidiaries”), and certain liabilities remained with IMC Holdings (the “Retained Liabilities”).

The consideration for the Slil Transaction consisted of (i) C$3.0 million of advance payments previously made to the Company by Slil and an affiliate of Slil, and (ii) Slil’s assumption of the Retained Liabilities. The Retained Liabilities, which do not include the direct liabilities of the Target Subsidiaries, were not to materially exceed C$9.4 million unless otherwise adjusted by mutual agreement of the parties. No additional cash consideration was payable to the Company at closing, and no securities of the Company or IMC Holdings were issued in connection with the Slil Transaction. Based on an unaudited pro forma analysis, the Company expects the Slil Transaction to improve its shareholders’ equity by approximately C$3.0 million. The actual accounting impact may differ.

The Board formed a special committee of the Board comprised solely of independent directors (the “Special Committee”) to review and evaluate the Slil Transaction and engaged Beta Finance T.Y.S Ltd., an arm’s length independent financial consulting firm in Israel, to prepare a report to assist with determining the fairness of the Slil Transaction. The Special Committee recommended that the Board approve the Slil Transaction. Mr. Shuster declared his interest and did not participate in the Board’s deliberations or vote. For a description of the exemptions from the formal valuation and minority approval requirements of MI 61-101 (as defined below) relied on by the Company, see “Transactions with Related Parties – Slil Transaction”.

Registered Direct Offering

On September 24, 2026, the Company closed a registered direct offering of 655,000 Common Shares at a price of US$2.00 per Common Share to certain accredited investors, for gross proceeds of approximately US$1.31 million, before deducting offering expenses. The offering was made under the Company’s shelf registration statement on Form F-3 (File No. 333-288346). The Company intends to use the net proceeds for working capital and general corporate purposes, which may include evaluating potential additional business opportunities.

Management’s Discussion and Analysis

Nasdaq Minimum Bid Price Compliance

On September 23, 2026, the Company received written notice from Nasdaq confirming that it had regained compliance with the minimum bid price requirement in Nasdaq Listing Rule 5550(a)(2), as the closing bid price of the Common Shares had been at or above US$1.00 per share for 18 consecutive business days, from August 27, 2026 to September 22, 2026. Nasdaq has advised that the matter is closed.

Proposed Acquisition of Space Defense Innovations

On September 23, 2026, the Company announced that it had entered into a non-binding letter of intent to acquire 51% of Space Defense Innovations LLC. For more information, see “Proposed Transactions”.

Director Resignation

Effective September 27, 2026, Einat Zakariya resigned as a director of the Company. Ms. Zakariya’s resignation was not related to any disagreement with the Company on any matter relating to its operations, policies or practices.

SUBSEQUENT EVENTS

October 2026 debt settlement

On October 7, 2026, the Company entered into debt settlement agreements (the “October Purchase Agreements”) with three creditors, including Oren Shuster, the Company’s Chief Executive Officer and a director (together, the “Creditors”), to settle debentures previously issued by the Company to the Creditors in the amount of US$491 thousand (approximately $674 thousand). Under the October Purchase Agreements, the Company issued to the Creditors (i) convertible promissory notes (the “October Notes”) in the aggregate principal amount of US$491 thousand (approximately $674 thousand) (the “October Subscription Amount”), convertible into Common Shares at a purchase price equal to 100% of the October Subscription Amount, and (ii) detachable warrants to purchase up to 243,245 Common Shares at an exercise price of $4.63 per Common Share, exercisable from the issuance date until March 31, 2027 (the “October Warrants”). The transaction closed on October 7, 2026.

Each of the October Notes bears an interest rate of 8.0% per annum accruing from the closing date of transactions described above, as applicable, (which shall increase to 14.0% upon the occurrence of an Event of Default, as defined in each of the October Purchase Agreements) (the “Interest” and, together with the October Subscription Amount, the “Conversion Amount”). The Conversion Amount is not repayable in cash and the Company’s obligations thereunder will be satisfied solely through the issuance of the Company’s Common Shares upon conversion of the Conversion Amount in accordance with the terms of the October Notes. The October Notes are convertible until March 31, 2027, and any amount not converted by that date will automatically convert in accordance with their terms.

The number of Common Shares issuable upon conversion of the Conversion Amount of the October Notes, is determined by dividing the applicable conversion amount by the conversion price (the “Conversion Price”). The Conversion Price is equal to the lower of (i) the Fixed Price, as defined in each of the October Notes, or (ii) 90% of the lowest daily volume-weighted average price of the Common Shares during the 20 consecutive trading days immediately preceding the conversion date, (the “Variable Price”), provided, however, that the Variable Price will not be lower than the Floor Price, as defined in each of the October Notes. The Fixed Price of the October Notes is US$2.00 and the Floor Price of the October Notes is US$0.40.

Management’s Discussion and Analysis

The October Notes include customary limitations on conversion, including a beneficial ownership cap of 4.99% of the outstanding Common Shares of the Company following the conversion.

The October Purchase Agreements include customary representations, warranties and covenants of the Company and the Creditors, including the Company’s obligation to reserve sufficient Common Shares for issuance upon conversion of the October Notes and exercise of the October Warrants and to file a resale registration statement on Form F-3 (the “Registration Statement”) with the SEC providing for the resale by the Creditors of the Common Shares issuable upon conversion of the October Notes and exercise of the October Warrants within 30 trading days after the closing date of each of the transactions described above, as applicable. The Company has also agreed to use commercially reasonable efforts to cause the Registration Statement to become effective as soon as possible, but in no event later than the date which shall be the earlier of: (x) in the event that the Registration Statement is not subject to a full review by the SEC, 60 calendar days after the closing date, or in the event that the Registration Statement is subject to a full review by the SEC, 90 calendar days after the closing date of each of the transactions described above, as applicable, and (y) the 5th business day after the date on which the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be reviewed or will not be subject to further review. On October 8, 2026, the Company filed the Registration Statement (File No. 333-299370), which the SEC declared effective on October 20, 2026.

Mr. Shuster’s participation in the October Purchase Agreements constituted a “related party transaction” under MI 61-101. See “Transactions with Related Parties – October 2026 Debt Settlement”.

November 2026 convertible note financing

On November 4, 2026, the Company entered into a note purchase agreement with an existing institutional investor, pursuant to which the Company issued (i) a convertible promissory note in the principal amount of US$1.2 million, issued at a 15% original issue discount (the “November Note”), and (ii) warrants to purchase up to 3,936,330 Common Shares at an exercise price of US$0.610 per Common Share until November 3, 2029, subject to anti-dilution and price adjustment provisions (the “November Warrants”). The November Note bears interest at 4% per annum (increasing to 14% upon an event of default), matures 28 months after issuance and is repayable in ten equal monthly instalments beginning after the 18th month. The November Note is convertible into Common Shares at the lower of a fixed price of US$0.610 and 85% of the lowest daily volume-weighted average price of the Common Shares during the 20 consecutive trading days before conversion, subject to a floor price of US$0.1449 and a beneficial ownership limitation of 4.99%. Beginning January 1, 2027, the Company may request that the investor purchase additional notes of up to US$1.2 million in each three-month period, with warrants, on substantially the same terms. On November 10, 2026, the Company filed the Registration Statement (File No. 333-299963), covering the resale of Common Shares underlying the November Note and November Warrants. The Company intends to use the proceeds for general corporate purposes.

Management’s Discussion and Analysis

Conversion of convertible promissory note

As noted in Note 7C of the Company’s interim condensed consolidated financial statements as of September 30, 2026, during the period commencing October 1, 2026 through the approval date of such interim condensed consolidated financial statements, the Company issued 140,830 Common Shares upon partial conversion of other convertible notes in total amount of US$107 thousand (approximately $150 thousand) at an average exercise price of US$0.12 per share.

REVIEW OF FINANCIAL PERFORMANCE

FINANCIAL HIGHLIGHTS

Below is the analysis of the changes that occurred for the three and nine months ended September 30, 2026 from continuing operations, with further commentary provided below.

Canadian Dollars in thousands	For the nine months ended September 30,		For the three months ended September 30,		For the Year ended December 31,
	2026	2025	2026	2025	2025
Net Revenues	$8,963	$15,772	$1,650	$5,083	$18,383
Gross profit	$1,326	$4,869	$(35)	$1,580	$4,310
Gross margin (%)	15%	31%	(-2% )	31%	23%
Operating Loss	$(6,538)	$(2,720)	$(3,043)	$(1,915)	$(9,913)
Loss - Continued operations	$(10,834)	$(1,636)	$(4,666)	$(1,401)	$(9,261)
Loss per share attributable to equity holders of the Company from continuing operations: – Basic (in CAD)	$(27.3)	$(22.71)	$(6.65)	$(0.53)	$(2.67)
Loss per share attributable to equity holders of the Company from continuing operations: - Diluted (in CAD)	$(27.3)	$(22.71)	$(6.65)	$(0.53)	$(2.67)

* Continued operations only.

The Overview of Financial Performance includes reference to “Gross Margin”, which is a non-IFRS financial measure that the Company defines as the difference between revenue and cost of revenues divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. For more information on non-IFRS financial measures, see the “Non-IFRS Financial Measures” and “Metrics and Non-IFRS Financial Measures” sections of the MD&A.

OPERATIONAL RESULTS

In each of the markets in which the Company operates, it must navigate evolving customer and patient trends to remain competitive with other suppliers of medical cannabis products.

The Company believes several key factors create tailwinds to facilitate further industry growth. In Israel, the number of medical cannabis patients currently stands at 145,800 out of which – 112,450 with licenses and 33,350 with prescriptions as of June 2026. This figure is expected to grow in the coming years and may further benefit from regulatory changes liberalizing the cannabis market in Israel. IM Cannabis is a large distributor of medical cannabis in Israel.

Management’s Discussion and Analysis

	Germany Region Revenue for the three months ended
	2026			2025
	September 30	June 30	March 31	December 31	September 30	June 30	March 31
Revenue for the period (Canadian Dollars in thousands)	$4,688	$4,677	$4,278	$13,073	$8,768	$6,802	$7,705
Q vs Q change%	0%	9%	(67)%	49%	29%	(12)%	-

The Company’s products are in high demand in the Israeli market, and it is investing efforts in building a strong, high-volume supply chain to support its current operations and future growth in the country. The decreased revenue in Germany for the nine months ended September 30, 2026, compared to the nine months ended September 30, 2025, of $9.6 million or 41% is due to the decreased demand in the markets. In the three months ended September 30, 2026, compared to the three months ended September 30, 2025, there is a decrease of $4.1 million or 47%.

REVENUES AND GROSS MARGINS

REVENUES

Canadian Dollars in thousands	For the nine months ended September 30,		For the three months ended September 30,		For the Year ended December 31,
	2026	2025	2026	2025	2025
Net Revenues	$8,963	$15,772	$1,650	$5,083	$18,383
Operating Loss	$(6,538)	$(2,720)	$(3,043)	$(1,915)	$(9,913)
Loss - Continued operations	$(10,834)	$(1,636)	$(4,666)	$(1,401)	$(9,261)

* Continued operations only.

Revenues for the nine months ended September 30, 2026, and 2025 were $8,963 thousand and $15,772 thousand, respectively, representing a decrease of $6,809 thousand, or 43%. The decrease was primarily attributable a decrease in revenue in Israel, reflecting variations in product mix, pricing and volume as well as reduced imports driven in part by cash flow constraints, which negatively impacted sales volumes.

Revenues for the three months ended September 30, 2026, and 2025 were $1,650 thousand and $5,083 thousand, respectively, representing a decrease of $3,433 thousand or 68%.

COST OF REVENUES

The cost of revenues is comprised of the purchase of raw materials and finished goods, import costs, production costs, product laboratory testing, shipping, and salary expenses. When sold, inventory is later expensed to the cost of sales. Direct production costs are also expensed through the cost of sales.

The cost of revenues for the nine months ended September 30, 2026, and 2025 were $7,637 thousand and $10,903 thousand, respectively, representing a decrease of $3,266 thousand, or 30%. The decrease was primarily attributable to the decrease in revenues.

The cost of revenues for the three months ended September 30, 2026 and 2025 were $1,685 thousand and $3,503 thousand, respectively, representing a decrease of $1,818 thousand or 52%. The decrease was primarily attributable to the decrease in revenues.

GROSS PROFIT

Gross profit for the nine months ended September 30, 2026, and 2025 was $1,326 thousand and $4,869 thousand, respectively, representing a decrease of $3,543 thousand, or 73%. Gross profit or loss for the three months ended September 30, 2026, and 2025 was $(35) thousand and $1,580 thousand, respectively, representing a decrease of $1,615 thousand or 102%.

EXPENSES

GENERAL AND ADMINISTRATIVE

General and administrative expenses for the nine months ended September 30, 2026, and 2025 were $4,405 thousand and $2,403 thousand, respectively, representing an increase of $2,002 thousand or 83%. General and administrative expenses for the three months ended September 30, 2026, and 2025 were $1,966 thousand and $299 thousand, respectively, representing an increase of $1,667 thousand.

The increase in general and administrative expenses for the nine months ended September 30, 2026 was primarily attributable to increased professional fees offset by reduced salaries and related expenses.

Professional fees increased by $2,436 thousand to $2,736 thousand for the nine months ended September 30, 2026, compared to $300 thousand for the comparable prior-year period. Other administrative expenses increased by $723 thousand to $481 thousand for the nine months ended September 30, 2026, compared to $(242) thousand for the comparable prior-year period. These increases were partially offset by insurance costs decreased by $554 thousand to $315 thousand for the nine months ended September 30, 2026 thousand, compared to $869 thousand for the comparable prior-year period, due to a refund received, and salaries and related expenses decreased by $626 thousand to $586 thousand for the nine months ended September 30, 2026, compared to $1,212 thousand for the comparable prior-year period.

Management’s Discussion and Analysis

SELLING AND MARKETING

Selling and marketing expenses for the nine months ended September 30, 2026, and 2025 were $3,459 thousand and $3,046 thousand, respectively, representing an increase of $413 thousand or 14%. Selling and marketing expenses for the three months ended September 30, 2026, and 2025 were $1,042 thousand and $1,068 thousand, respectively, representing a decrease of $26 thousand or 2%.

The increase in sales and marketing expenses for the nine months ended September 30, 2026 was primarily attributable to (i) an increase in selling and marketing expenses of $114 thousand ($278 thousand in 2026 compared to $164 thousand in 2025), and (ii) an increase in professional fees of $278 thousand ($297 thousand in 2026 compared to $19 thousand in 2025).

OTHER OPERATING EXPENSES

Other operating expenses for the nine months ended September 30, 2026, and 2025 were $0 and $2,126, respectively.

SHARE-BASED COMPENSATION

Share-based compensation expenses for the nine months ended September 30, 2026, and 2025 were $0 and $14 thousand, respectively, representing a decrease of $14 thousand or 100%.

For the three months ended September 30, 2026, and 2025 share-based compensation expenses were $0 and $2 thousand, respectively, representing a decrease of $2 thousand or 100%.

OPERATING EFFICIENCY AND OPERATING RATIO

* Continued operations only.

Management’s Discussion and Analysis

The operating expense ratio for the nine months ended September 30, 2026, was 88% vs. 48% for the nine months ended September 30, 2025, representing a decreased efficiency of approximately 82% due to decreased revenues.

FINANCING INCOME (EXPENSE), NET

Financing income (expense), net for the nine months ended September 30, 2026 and 2025 was $(4,638) thousand and $1,175 thousand respectively, representing an increase in financing expense of $5,813 thousand.

For the three months ended September 30, 2026, and 2025, financing income (expense), net, was $(1,880) thousand and $659 thousand, respectively, representing an increase of $2,539 thousand

NET INCOME (LOSS) PER SHARE BASIC AND DILUTED

Net loss from continued operations for the nine months ended September 30, 2026 was $10,834 thousand compared to a net loss of $1,636 thousand for the nine months ended September 30, 2025, representing an increase in net loss of $9,198 thousand. For the three months ended September 30, 2026, and 2025 net loss was $4,666 thousand and $1,401 thousand, respectively, representing an increase in net loss of $3,265 thousand. The increase in net loss primarily reflected lower revenues, reduced gross profit and increased financing expenses during the period.

Basic income or loss per share is calculated by dividing the net income attributable to holders of Common Shares by the weighted average number of Common Shares outstanding during the period. Diluted income or loss per Common Share is calculated by adjusting the earnings and number of Common Shares for the effects of dilutive warrants and other potentially dilutive securities. The weighted average number of Common Shares used as the denominator in calculating diluted income or loss per Common Share excludes unissued Common Shares related to Options as they are anti-dilutive.

Basic Income or (Loss) per Common Share from continuing operations for the nine months ended September 30, 2026, and 2025 were $(27.30) and $(22.71) per Common Share, respectively. For the three months ended September 30, 2026, and 2025 basic Income or (Loss) per Common Share from continuing operations were $(6.65) and $(0.53) per Common Share, respectively.

Diluted net Income or (Loss) per share from continuing operations for the nine months ended September 30, 2026, and 2025 were $(27.30) and $(22.71), respectively and $(6.65) and $(0.53) for the three months ended September 30, 2026, and 2025, respectively.

TOTAL ASSETS

Total assets as of September 30, 2026, and December 31, 2025 were $13,650 thousand and $31,736 thousand, respectively, representing a decrease of $18,086 thousand or 57%. The decrease is mainly attributed to deconsolidation of Adjupharm GmbH. See “Key Highlights for the Third Quarter of 2026 – Slil Transaction”.

Management’s Discussion and Analysis

TOTAL LIABILITIES

As of September 30, 2026, total liabilities were $16,737 thousand, compared to $35,351 thousand as of December 31, 2025. The change is mainly attributed to deconsolidation of Adjupharm GmbH. See “Key Highlights for the Third Quarter of 2026 – Slil Transaction”.

As of September 30, 2026, total borrowings and credit from financial and non-financial institutions amounted to $6,361 thousand, compared to $15,269 thousand as of December 31, 2025.

As of September 30, 2026 and December 31, 2025, the Company’s borrowings consisted of:

Canadian Dollars in thousands	September 30, 2026	December 31, 2025
Overdraft and credit from bank institution	$1,394	$1,067
Credit from non-financial institutions	4,395	9,696
Selected Trade Receivables	572	4,506
Total borrowings	$6,361	$15,269

LIQUIDITY AND CAPITAL RESOURCES

Since the Company’s inception through September 30, 2026, the Company has funded its operations through raising capital, inter alia, through public offering, non-broker private placement transactions and credits from bank institutions and others.

The Company’s liquidity is affected by the timing of customer collections, inventory turnover and payment terms with suppliers.

As of September 30, 2026, the Company’s cash and restricted cash totaled $2,419 thousand and the Company’s working capital deficit (current assets minus current liabilities) amounted to $5,498 thousand. For the nine months ended September 30, 2026, the Company had an operating loss from continued operations of $6,538 thousand and cash flows used in operating activities of $1,587 thousand.

As of September 30, 2026, the Company’s financial liabilities were $16,737 thousand, which included trade payables, other payables and accrued expenses, borrowings and other financial liabilities, a substantial portion of which had contractual maturities of less than one year.

Management’s Discussion and Analysis

The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position on September 30, 2026, management considers liquidity risk to be high. As of September 30, 2026, the Company has identified the following liquidity risks related to financial liabilities:

Canadian Dollars in thousands	Less than one year	1 to 5 years	6 to 10 years	> 10 years
Contractual Obligations	$6,331	$562	$-	$-

The maturity profile of the Company’s other financial liabilities (trade payables, other account payable and accrued expenses, and warrants) as of September 30, 2026, are less than one year.

Canadian Dollars in thousands	Payments Due by Period
Contractual Obligations	Total	Less than one year	1 to 3 years	4 to 5 years	After 5 years
Debt	$6,361	$6,094	$267	$-	$-
Finance Lease Obligations	$532	$237	$295	$-	$-
Total Contractual Obligations	$6,893	$6,331	$562	$-	$-

As of September 30, 2026 and December 31, 2025, the Company’s financial liabilities were 16,737 and 35,351, respectively.

As of September 30, 2026 and December 31, 2025, the Company did not have any distributions or cash dividends declared per-share for the outstanding Common Shares.

The Company’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outflows for operating expenses and capital expenditures, including cost saving plans. In 2023, the Board approved a cost saving plan, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan entailed reducing costs through efficiencies and synergies primarily involving the following measures: discontinuing loss-making activities, reducing payroll and headcount, reduction in compensation paid to key management personnel (including layoffs of key executives), operational efficiencies and reduced capital expenditures. These actions resulted in cost savings during 2024 and 2025, and the Company will continue its efforts for efficiency operations also during 2026.

The projected cash flow for the rest of 2026 indicates that there is uncertainty regarding whether the Company will generate sufficient funds to continue its operations and meet its obligations as they become due. The Company continues to evaluate additional sources of capital and financing. However, there is no assurance that additional capital and or financing will be available to the Group, and even if available, whether it will be on terms acceptable to the Group or in amounts required.

Management’s Discussion and Analysis

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The interim consolidated financial statements included do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

The interim consolidated financial statements included have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The interim consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

SOURCES OF LIQUIDITY AND FINANCING ARRANGEMENTS

The Company’s primary sources of liquidity consist of cash generated from operations, borrowings under credit facilities, private placements of equity securities and convertible instruments, and short-term financing arrangements with financial and non-financial institutions.

As of September 30, 2026, the Company had cash and restricted cash of $2,419 thousand. The Company continues to rely on external financing arrangements to support working capital needs and to fund operations.

Revolving Credit Facility with Bank Mizrahi

On March 23, 2022, Focus entered into a revolving credit facility with an Israeli bank, Bank Mizrahi (the “Mizrahi Facility”). The Mizrahi Facility is guaranteed by Focus assets. Advances from the Mizrahi Facility were used for working capital needs. The Mizrahi Facility had a total commitment of up to NIS 15 million (approximately $6 million) and had a one-year term for on-going needs and 6 months term for imports and purchases needs. The Mizrahi Facility is renewable upon mutual agreement by the parties. The borrowing base available for draw at any time throughout the Mizrahi Facility and is subject to several covenants to be measured on a quarterly basis. The Mizrahi Facility bears interest at the Israeli Prime interest rate plus 1.5%.

On May 17, 2023, the Company and Bank Mizrahi entered into a new credit facility with total commitment of up to NIS 10 million (approximately $3.6 million) (the “New Mizrahi Facility”). The New Mizrahi Facility consists of NIS 5 million credit line and NIS 5 million loan to be settled with twenty-four (24) monthly installments from May 17, 2023. This loan bears interest at the Israeli Prime interest rate plus 2.9%.

On August 1, 2024, the credit line of approximately NIS 1,825 thousand related to the New Mizrahi Facility was converted into a six-month short-term loan, bearing an annual variable interest rate of P+1.9% (with the Israel Prime interest rate as of the submission date being 6%).

As of December 31, 2024, Focus had a short-term loan of $2,586 thousand in respect of the new Mizrahi facility. The New Credit facility is also subject to several covenants to be measured on a quarterly basis which were not met as of December 31, 2024.

Management’s Discussion and Analysis

As of March 20, 2025, Mizrahi Bank has been extending the short-term loan on a weekly basis, however, on March 20, 2025, the bank and the company signed an agreement modifying the New Mizrahi Facility terms as follows:

•	$1,560 thousand (NIS 4 million) was extended as a loan with a six-month grace period, after which repayment will be made in 31 monthly installments commencing on September 10, 2025. The principal loan will not require a personal guarantee and will bear an interest at a rate of P+2.9% to be paid monthly, commencing on April 20, 2025.

•	The remaining $390 thousand (NIS 1 million) was extended as a credit line from March 19, 2025, to March 12, 2026. As of the date of this report, the credit line has been extended to the period between October 18, 2026 to October 18, 2027.

Mr. Oren Shuster, the Company’s Chief Executive Officer and director provided the bank with a personal guarantee for the outstanding borrowed amount, allowing the New Mizrahi Facility to remain effective.

On June 29, 2025, the Mizrahi Facility approved to postpone by one month the first loan installment of the principal amount (only and not the interest) from September 21, 2025, to October 21, 2025, which was paid in full on time.

On April 29, 2025, IMC Holdings entered into a short-term loan agreement with a non-financial institution in the amount of NIS 1 million (approximately $375 thousand). This loan bears interest at an annual rate of 17% and matures 12 months from the date of signing the loan agreement.

Loan and Repayment to ADI

On October 11, 2022, IMC Holdings entered into a loan agreement with A.D.I. Car Alarms Stereo Systems Ltd (“ADI” and the “ADI Agreement”), to borrow a principal amount of NIS 10.5 million (approximately $4 million) at an annual interest of 15% (the “ADI Loan”), which was to be repaid within 12 months of the date of the ADI Agreement. The ADI Loan was secured by a second rank land charge on the German Logistics Center. In addition, Mr. Oren Shuster, the Company’s Chief Executive Officer and director, provided a personal guarantee to ADI should the security not be sufficient to cover the repayment of the ADI Loan.

On October 25, 2023, IMC Holdings and ADI signed an amendment to the ADI Agreement, extending the loan period by an additional 3 months. During this extended period, the interest rate was 15%, with associated fees and commissions of 3% per annum for the application fee and an origination fee of 3% per annum. On February 26, 2024, IMC Holdings and ADI signed an additional amendment to the ADI Agreement, extending the loan period until April 15, 2024, with the same terms as the first amendment, as specified above.

On March 5, 2025, IMC Holdings and ADI signed an amendment postponing the repayment of the remaining ADI Loan to June 30, 2025. The Company repaid NIS 6 million (CAD 2,575 thousand) of the outstanding balance of the ADI Loan by using the proceeds from the November 2024 Offering (defined below). The parties are currently in discussions about the repayment of the outstanding balance of the ADI Loan. On November 00, 2026, the Company repaid NIS 00 million (CAD 00 thousand) of the outstanding balance of the ADI Loan.

Management’s Discussion and Analysis

April 2024 Loan Agreement

On April 17, 2024, Pharm Yarok entered into a loan agreement with a non-financial institution in the amount of NIS 3 million (approximately $1,082 thousand) (the “April 2024 Loan”). The April 2024 Loan bore an annual interest rate of 15% and matured 12 months from the date of issuance. The April 2024 Loan was secured by the following collaterals and guarantees: (a) a first-ranking floating charge over the assets of Pharm Yarok (b) a first-ranking fixed charge over the holdings (23.3%) of its subsidiary, IMC Holdings, of Xinteza; (c) a personal guarantee by Mr. Oren Shuster, the Company’s Chief Executive Officer and director; and (D) a guarantee by us.

On January 30, 2025, Pharm Yarok and the lender signed an amendment to the April 2024 Loan pursuant to which Pharm Yarok paid NIS 1 million (approximately $393 thousand) on January 31, 2025, and the remaining loan principal amount of NIS 2 million (approximately $844 thousand) was extended until June 30, 2026. On November 3, 2026 Pharm Yarok paid NIS 1.25 million (approximately $581 thousand). On August 31, 2026, Pharm Yarok and the lender signed an amendment to the April 2024 Loan pursuant to which the remaining loan will be extended to December 31, 2026.

May 2024 Convertible Debenture Offering

On May 26, 2024, the Company closed a non-brokered private placement (the “May 2024 Private Placement”) of secured convertible debentures (each, a “May 2024 Debentures”) for aggregate proceeds of $2,092 thousand. The May 2024 Debentures were issued to holders of short-term loans and obligations owed by the Company or its wholly owned subsidiaries and were inclusive of a 10% extension fee in full settlement of such debt to the holders. The May 2024 Debentures matured on May 26, 2025 and have not incurred interest. The May 2024 Debentures were convertible into Common Shares at a conversion price of $5.1 per Common Share (following the July 2024 Consolidation). The Company was entitled through the term of the May 2024 Debentures to early repayment of the May 2024 Debentures for cash amount of $2,092 thousand. Mr. Oren Shuster, the Company’s Chief Executive Officer and director, subscribed for an aggregate of $237 thousand of May 2024 Debentures in the May 2024 Private Placement.

Effective May 26, 2025, following the shareholders’ approval, the Company and the creditors agreed to extend the term of the May 2024 Debentures until May 25, 2026, subject to extension fee of additional 10%, such that upon maturity of the May 2024 Debentures, the principal to be paid will be $2,301 thousand. The conversion price was determined as $2.61 per Common Share and the Company was entitled to through the term of the May 2024 Debentures to early repayment of the May 2024 Debentures for cash amount of $2,301 thousand. As of September 30, 2026, all remining Debentures were converted into loan as the Debentures agreement was not extended.

Payment schedule with third party

On July 30, 2024, the Company entered into an acknowledgment and payment schedule agreement with a third party regarding unpaid fees, charges, and disbursements for services rendered to us. According to the terms of the agreement, we shall pay $54 thousand on the first business day of each month for twenty-four (24) months, with the first payment due on November 1, 2024. On January 6, 2026 the company have signed a new settlement agreement with the third party accordingly the company will pay $420 as full an final payment of all outstanding accounts, fees, disbursements, and interest. The company paid the settled amount in the first quarter of 2026.

Management’s Discussion and Analysis

July 2025 Loan Agreement

On July 6, 2025, the Company entered into a loan agreement with L.I.A. Pure Capital Ltd. (the “Lender”) for an aggregate amount of US$2 million. Pursuant to the Loan Agreement, the Company received an amount of US$1 million (the “First Loan Tranche”) and may receive an additional amount of US$1 million (the “Second Loan Tranche”) no later than 60 days from signing the Loan Agreement, subject to satisfying certain conditions. Pursuant to the Loan Agreement, the Lender has a right to recommend a director to be appointed to the Company’s Board.

The loan bears annual interest at a rate of 8% (plus VAT) and is repayable in full, including accrued interest, by June 30, 2026. In the event of non-repayment by that date, default interest at a rate of 15% per annum (plus VAT) will apply. The loan is secured by a pledge over 100% of the shares of IMC Holdings Ltd., the Company’s wholly owned subsidiary, with the pledged shares held directly by us.

The Company has also committed to raise at least US$3 million in capital within 60 days of signing the Loan Agreement, through a public offering underwritten or distributed by Aegis Capital Corp. If the Company raises US $4 million or more, the Lender will not be obligated to provide the second loan tranche. In the event that the Company raises US $5 million or more, the Lender may exercise an acceleration right, requiring the Company to repay the outstanding loan within 45 business days of written notice.

During the first quarter of 2026, the company and the lender have signed an agreement to convert the remaining loan with the lender into convertible promissory notes. The conversion took place in the Q1/2026 financial statements.

July 2025 Short-Term Loan Agreement

On July 16, 2025, Rosen High Way entered into a short-term loan agreement, with a non-financial institution in the amount of NIS 500 thousand (approximately $202 thousand). This loan bears interest at an annual rate of 17% and matures on July 16, 2026. As of September 30, 2026, the loan was fully paid.

Management’s Discussion and Analysis

Note Purchase Agreements, Convertible Notes and Warrants

On January 7, 2026, the Company entered into a Note Purchase Agreement (the “First Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which in exchange to (i) cash proceeds of approximately US$500 thousand (approximately $687) and (ii) settlement of an existing financial liability toward the Investor amounted to US$1,039 thousand (approximately $1,423), the Company issued to the Investor (i) a convertible promissory note (the “Note”) in the principal amount of approximately US$1,710 thousand (approximately $2,108) (the “Subscription Amount”), which is convertible into the Company’s common shares, no par value per share, at a purchase price equal to 90% of the Subscription Amount  and (ii) a detachable warrant to purchase up to 7,605 of the Company’s common shares at an exercise price of $103.5 per common share over a period of 5 years commencing the issuance date through January 7, 2031 (the “January 2026 Warrant”). The transaction closed on January 26, 2026.

On January 20, 2026, the Company entered into a Second Note Purchase Agreement (the “Second Purchase Agreement”) with the Investor, pursuant to which in exchange to cash proceeds of approximately US$633 thousand (approximately $875), the Company issued to the Investor (i) a convertible promissory note (the “Second Note”) in the principal amount of approximately US$704 thousand (approximately $973) (the “Second Subscription Amount”) which is convertible into the Company’s common shares at a purchase price equal to 90% of the Second Subscription Amount and (ii) a detachable warrant to purchase up to 3,122 of the Company’s common shares at an exercise price of $103.5 per common share over a period of 5 years commencing the issuance date through January 20, 2031 (the “Additional January 2026 Warrant”). The transaction closed on January 21, 2026.

On April 6, 2026, the Company entered into a Third Note Purchase Agreement (the “Third Purchase Agreement”) with the Investor, pursuant to which in exchange to cash proceeds of approximately US$225 thousand (approximately $313), the Company issued to the Investor (i) a convertible promissory note (the “Third Note”) in the principal amount of approximately US$250 thousand (approximately $348) (the “Third Subscription Amount”), which is convertible into the Company’s common shares, at a purchase price equal to 90% of the Third Subscription Amount  and (ii) a detachable warrant to purchase up to 9,095 of the Company’s common shares (the “April 2026 Warrant”), at an exercise price of $14.1 per common share over a period of 5 years commencing the issuance date through April 6, 2031 (the “April 2026 Warrant”). The transaction closed on April 7, 2026.

On May 7, 2026, the Company entered into a Fourth Note Purchase Agreement (the “Fourth Purchase Agreement”) with the Investor, pursuant to which in exchange to cash proceeds of approximately US$270 thousand (approximately $368), the Company issued to the Investor (i) a convertible promissory note (the “Fourth Note”) in the principal amount of approximately US$300 thousand (approximately $409) (the “Fourth Subscription Amount”) which is convertible into the Company’s Common Shares at a purchase price equal to 90% of the Fourth Subscription Amount and (ii) a warrant to purchase up to 37,594 of the Company’s common shares at an exercise price of $10.8 per common share over a period of 5 years commencing the issuance date through May 7, 2031 (the “May 2026 Warrant”). The transaction closed on May 7, 2026.

On June 3, 2026, the Company entered into a Fifth Note Purchase Agreement (the “Fifth Purchase Agreement”) with the Investor, pursuant to which in exchange to cash proceeds of approximately US$203 thousand (approximately $281), the Company issued to the Investor (i) a convertible promissory note (the “Fifth Note”) in the principal amount of approximately US$225 thousand (approximately $311) (the “Fifth Subscription Amount”) which is convertible into the Company’s common shares at a purchase price equal to 90% of the Fifth Subscription Amount and (ii) a warrant to purchase up to 26,042 of the Company’s common shares at an exercise price of $12 per common share over a period of 5 years commencing the issuance date through June 3, 2031 (the “Fifth Warrant”). The transaction closed on June 4, 2026.

On July 1, 2026, the Company entered into a Sixth Note Purchase Agreement (the “Sixth Purchase Agreement”) with the Investor, pursuant to which in exchange to cash proceeds of approximately US$203 thousand (approximately $288), the Company issued to the Investor (i) a convertible note (the “Sixth Note”) in the principal amount of approximately US$225 thousand (approximately $320) (the “Sixth Subscription Amount”) which is convertible into the Company’s common shares at a purchase price equal to 90% of the Sixth Subscription Amount and (ii) a warrant to purchase up to 49,446 Company’s common shares at an exercise price of $6.6 per common share over a period of 5 years commencing the issuance date through July 1, 2031 (the “Sixth Warrant”). The transaction closed on July 2, 2026.

Management’s Discussion and Analysis

On August 6, 2026, the Company entered into a Seventh Note Purchase Agreement (the “Seventh Purchase Agreement”) with the Investor, pursuant to which in exchange to cash proceeds of approximately US$225 thousand (approximately $315), the Company issued to the Investor (i) a convertible note (the “Seventh Note”) in the principal amount of approximately US$250 thousand (approximately $350) (the “Seventh Subscription Amount”) which is convertible into the Company’s common shares at a purchase price equal to 90% of the Seventh Subscription Amount and (ii) a warrant to purchase up to 68,418 Company’s common shares at an exercise price of $5.1 per common share over a period of 5 years commencing the issuance date through August 7, 2031 (the “Seventh Warrant”). The transaction closed on August 7, 2026.

On September 2, 2026, the Company entered into an Eighth Note Purchase Agreement (the “Eighth Purchase Agreement” and together with the Purchase Agreement, Second Purchase Agreement, Third Purchase Agreement, Fourth Purchase Agreement, Fifth Purchase Agreement, Sixth Purchase Agreement, Seventh Purchase Agreement and the Eighth Purchase Agreement, the “Purchase Agreements”) with the Investor, pursuant to which in exchange to cash proceeds of approximately US$203 thousand (approximately $282), the Company issued to the Investor (i) a convertible note (the “Eighth Note”) in the principal amount of approximately US$225 thousand (approximately $314) (the “Eighth Subscription Amount”) which is convertible into the Company’s common shares at a purchase price equal to 90% of the Eighth Subscription Amount and (ii) a warrant to purchase up to 77,855 Company’s common shares at an exercise price of $4.63 per common share over a period of 5 years commencing the issuance date through September 2, 2031 (the “Eighth Warrant” and together with the Warrant, Second Warrant, Third Warrant, Fourth Warrant, Fifth Warrant, Sixth Warrant, Seventh Warrant and the Eighth Warrant, the “Warrants”). The transaction closed on September 2, 2026.

Each Note bears an interest rate of 8.0% per annum accruing from the closing date of the First Transaction and the Second Transaction, as applicable, (which shall increase to 14.0% upon the occurrence of an Event of Default, as defined in each of the Purchase Agreements) (the “Interest” and, together with the Subscription Amounts, the “Conversion Amount”). The Conversion Amount of the Notes is not repayable in cash and the Company’s obligations thereunder will be satisfied solely through the issuance of the Company’s common shares upon conversion of the Conversion Amount in accordance with their terms.

The number of common shares issuable upon conversion of the Conversion Amount of the Notes, is determined by dividing the applicable conversion amount by the conversion price (the “Conversion Price”). The Conversion Price is equal to the lower of (i) the Fixed Price, as defined in each of the Notes, or (ii) 90% of the lowest daily volume-weighted average price of the Common Shares during the 20 consecutive trading days immediately preceding the conversion date, (the “Variable Price”), provided, however, that the Variable Price will not be lower than the Floor Price, as defined in each of the Notes. The Fixed Price of the Note, Second Note, Third Note, Fourth Note, Fifth Note, Sixth Note, Seventh Note and Eighth Note are US$44.1, US$41.4, US$10.2, US$8.1, US$8.7, US$4.5, US$3.6 and US$3.33, respectively. The Floor Price in the Note, Second Note, Third Note, Fourth Note Fifth Note, Sixth Note, Seventh Note and Eighth Note are US$8.7, US$8.4, US$2.1, US$1.5, US$1.8, US$0.9, US$0.6 and US$0.67, respectively.

The Notes include customary limitations on conversion, including a beneficial ownership cap of 4.99% of the outstanding common shares of the Company following the conversion.

As the Warrants’ terms permit the Investor to receive a fixed number of Common Shares upon exercise for a fixed exercise price which is determined in the functional currency of the Company, it was determined that the Warrants are eligible for equity classification.

In addition, as each of the Notes may be settled only through delivery of a variable number of the Company’s own Common Shares with the variation based on the value of the Company and with the existence of an embedded derivative due to the Floor Price, the management elected to designate each of the Notes (including the embedded derivative) under the fair value option and to measure the entire financial liability at fair value through profit or loss category in accordance with IFRS 9.

Thus, upon initial recognition, the management, by using the assistance of third-party appraiser, measured the consideration received in each of the Purchase Agreements (i.e. the cash proceeds received plus the fair value of the existing financial liability settled) and the fair value of each of the Notes issued. The consideration received in each of the Purchase Agreements was first allocated to the applicable note with the remaining amount, if any, allocated to the applicable detachable warrant. However, if the fair value of the consideration received was determined to be less than the fair value of the Notes, the difference was charged immediately to the statement of operations as part of the finance expenses. Based on the above criteria, upon the initial recognition of the Notes, each of the Notes was recognized at fair value and the Company recorded immediate expenses of approximately $3,216, and no remaining amount was allocated to the Warrants.

Management’s Discussion and Analysis

SHARE CAPITAL

The Company’s authorized share capital as of September 30, 2026, consists of an unlimited number of Common shares without a par value of 1,647,494. The Common Shares confer upon their holders the right to participate in the general meeting, with each Common Share carrying the right to one vote on all matters. The Common Shares also allow holders to receive dividends if declared and to participate in the distribution of surplus assets in the case of liquidation of the Company.

On September 16, 2026, the Company entered into a debt settlement agreement with a service provider creditor to settle an outstanding debt of C$150,000. In accordance with the agreement, the Company issued 38,624 Common Shares and pre-funded warrants exercisable for 55,838 Common Shares at an exercise price of C$0.00001 per Common Share, in full satisfaction of the debt. The number of securities was calculated based on the closing price of the Common Shares on Nasdaq on September 15, 2026 of US$1.63, less a 30% discount, converted to Canadian dollars using the Bank of Canada exchange rate for September 15, 2026 of 1.3917, resulting in a deemed price of approximately C$1.59 per security. The transaction was approved by the Board, which determined that the fair value of the debt is not less than C$150,000.

OTHER SECURITIES

As of September 30, 2026, the Company also has the following outstanding securities that are convertible into, exercisable or exchangeable for, voting or equity securities of the Company: 909 Options, 24,750 unlisted Warrants, 341,951 Listed Warrants, and debentures

As of November 13, 2026, the Company had 1,844,162 Common Shares issued and outstanding and the following outstanding securities that are convertible into, exercisable or exchangeable for, voting or equity securities of the Company: 4,750 unlisted Warrants, and 4,465,688 Listed Warrants.

Management’s Discussion and Analysis

OPERATING, FINANCING AND INVESTING ACTIVITIES

The following table highlights the Company’s cash flow activities for the nine months ended September 30, 2026, and 2025:

Canadian Dollars in thousands	For the nine months ended September 30,		For the three months ended September 30,		For the Year ended December 31,
Net cash provided by (used in):	2026	2025	2026	2025	2025
Operating activities	$(1,587)	$491	$(248)	$(3,498)	$4,716
Investing activities	$(859)	$(1,078)	$(1,311)	$(1,097)	$(531)
Financing activities	$3,466	$3,268	$3,746	$6,095	$1,146
Effect of foreign exchange	$(1,391)	$(2,362)	$(1,448)	$(1,112)	$(3,467)
Increase (Decrease) in cash	$(371)	$319	$739	$388	$1,864

Operating activities used cash of $1,587 thousand and provided cash of $491 thousand for the nine months ended September 30, 2026, and 2025, respectively. Operating activities used cash of $248 thousand and used cash of $3,498 thousand for the three months ended September 30, 2026, and 2025, respectively. Net cash from operating activities primarily reflects the Company’s operating loss, changes in working capital and non-cash items. The change during the period was primarily driven by changes in trade receivables, inventory and trade payables.

Investing activities used cash of $859 thousand and $1,078 thousand the nine months ended September 30, 2026, and 2025, respectively, primarily driven by deconsolidation of Adjupharm GmbH. Investing activities used cash of $1,311 thousand and $1,097 thousand for the three months ended September 30, 2026, and 2025, respectively.

Financing activities provided cash of $3,466 thousand and $3,268 thousand the nine months ended September 30, 2026, and 2025, respectively. Financing activities provided cash of $3,746 thousand and $6,095 thousand for the three months ended September 30, 2026, and 2025, respectively. Financing cash flows during 2026 primarily reflected proceeds from the issuance of shares and convertible notes, borrowings and repayments under credit facilities, offset by proceeds from discounted checks.

SELECTED ANNUAL INFORMATION – CONTINUING OPERATIONS

Canadian Dollars in thousands (except for share and per share data)

For the year ended *	December 31, 2025	December 31, 2024	December 31, 2023
Revenues	$54,731	$54,031	$48,804
Net Loss	$(11,750)	$(11,771)	$(10,228)
Basic net income (Loss) per share:	$(2.67)	$(4.51)	$(4.45)
Diluted net income (Loss) per share:	$(2.67)	$(4.51)	$(4.45)
Total assets	$31,736	$39,188	$48,813
Total non-current liabilities	$1,345	$1,124	$2,267

* Continued and discontinued operations.

Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

The following tables set out certain financial information for each of the Company’s prior quarterly reporting periods:

Canadian Dollars in thousands (except for share and per share data)

For the quarters ended	September 30, 2026 *	June 30, 2026	March 31, 2026	December 31, 2025
Revenues	$1,650	$7,589	$8,679	$15,684
Net Profit (loss)	$(4,666)	$(4,385)	$(2,467)	$(7,866)
Basic net income (loss) per share:	$(6.65)	$(0.47)	$(0.38)	$(1.20)
Diluted net income (loss) per share:	$(6.65)	$(0.47)	$(0.38)	$(1.20)

* Continued operations only.

Canadian Dollars in thousands (except for share and per share data)

For the quarters ended	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
Revenues	$13,851	$12,696	$12,500	$13,335
Net income (loss)	$(3,865)	$(194)	$175	$(1,213)
Basic net income (loss) per share:	$(0.75)	$(0.09)	$0.09	$(0.32)
Diluted net income (loss) per share:	$(0.75)	$(0.09)	$0.09	$(0.32)

** Shares Consolidation - On August 27, 2026, the Company consolidated its issued and outstanding Common Shares based on one post-consolidated Common Share for every 30 pre-consolidated Common Shares. Post Consolidation, total Common Shares were reduced from 18,567,650 to 618,870 Common Shares (after rounding fractional Common Shares).

METRICS AND NON-IFRS FINANCIAL MEASURES

This MD&A refers to “Gross Margin”, “EBITDA”, and “Adjusted EBITDA”. These financial measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are, therefore, unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of our results of operations from management’s perspective. Accordingly, these measures should neither be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

Management defines Gross Margin as the difference between revenue and cost of goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. Management defines EBITDA as income earned or lost from operations, as reported, before interest, tax, depreciation, and amortization.

Adjusted EBITDA is defined as EBITDA adjusted by removing other non-recurring or non-cash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, and revaluation adjustments of financial assets and liabilities measured on a fair value basis. Management believes Adjusted EBITDA is a valuable financial metric to assess its operating performance on a cash-adjusted basis before the impact of non-recurring or non-cash items. The closest IFRS metric to EBITDA and Adjusted EBITDA is “operating loss”.

Management’s Discussion and Analysis

The non-IFRS financial measures can provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors, and other interested parties frequently use non-IFRS financial measures to evaluate issuers. These financial measures are metrics that have been adjusted from the IFRS statements in an effort to provide readers with a normalized metric in making comparisons more meaningful across the cannabis industry. However, other companies in our industry may calculate this measure differently, limiting their usefulness as comparative measures.

Our management also uses these non-IFRS financial measures to facilitate operating performance comparisons from period to period and prepare annual operating budgets and forecasts. As applicable securities laws require, we reconcile these non-IFRS financial measures to the most comparable IFRS measures.

GROSS MARGIN

Canadian Dollars in thousands	For the Nine months ended September 30,		For the three months ended September 30,		For the Year ended December 31,
	2026 *	2025 *	2026 *	2025 *	2025
Net Revenue	$8,963	$15,772	$1,650	$5,083	$54,731
Cost of sales	$(7,637)	$(10,903)	$(1,685)	$(3,503)	$(45,045)
Gross profit	$1,326	$4,869	$(35)	$1,580	$9,686
Gross margin	15%	31%	(2)%	31%	18%

* Continued operations only.

EBITDA AND ADJUSTED EBITDA

Canadian Dollars in thousands	For the Nine Months ended September 30,		For the Three Months ended September 30,		For the Year ended December 31,
	2026 *	2025	2026 *	2025	2025
Operating Loss	$(6,538)	$(4,345)	$(3,043)	$(4,153)	$(7,242)
Depreciation & Amortization	$1,393	$1,435	$415	$452	$521
EBITDA	$(5,145)	$(2,910)	$(2,628)	$(3,701)	$(6,721)
Share-based payments	$-	$14	$-	$2	$-
Other non-recurring costs	$-	$3,076	$-	$3,076	$3,311
Adjusted EBITDA (Non-IFRS)	$(5,145)	$180	$(2,628)	$(623)	$(3,410)

* Continued operations only.

Management’s Discussion and Analysis

CONTINGENT LIABILITIES AND COMMITMENTS

RENTAL LIABILITIES

The table below summarizes the maturity profile of the Group’s lease liabilities based on contractual undiscounted payments (including interest payments):

September 30, 2026:

Canadian Dollars in thousands	Less than one year	1 to 5 years	6 to 10 years	>10 years
Lease liabilities	$237	$295	-	-

September 30, 2025:

Canadian Dollars in thousands	Less than one year	1 to 5 years	6 to 10 years	>10 years
Lease liabilities	$394	$97	-	-

Management’s Discussion and Analysis

LITIGATION AND REGULATORY PROCEEDINGS

CANADIAN RESTRUCTURING

There were no material developments with respect to the Company’s Canadian restructuring during the three months ended September 30, 2026. For background and a description of the Canadian restructuring (including the Company’s exit from Canadian operations and related proceedings), please refer to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Annual Report”), available on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

THE REGIONAL LABOR COURT - TEL AVIV (BAT YAM) 17419-04-23

On May 10, 2023, we received notice that a former employee filed a claim with the Regional Labor Court – Tel Aviv (Bat Yam) against three entities, including us.

On April 4, 2024, we filed our statement of defense. A preliminary hearing was held on May 6, 2024. Following the hearing, the plaintiff filed an amended claim, which reduced the claimed amount, added an additional defendant and included requests for certain documents. On January 21, 2025, the court granted the plaintiff’s document requests, and we have since provided the requested materials. A subsequent hearing was held on June 19, 2025.

The claim remains at an early stage, and we are continuing to evaluate the allegations. At this time, we are unable to assess the likelihood of an adverse outcome or to reasonably estimate any potential loss. Accordingly, no provision has been recorded in our financial statements.

35 OAK HOLDINGS LTD – STATEMENT OF CLAIM

On November 17, 2023, we received a copy of the 35 Oak Statement of Claim that was filed in the ONSC by 35 Oak Holdings Ltd., MW Investments Ltd., 35 Oak Street Developments Ltd., Michael Wiener, Kevin Weiner, William Weiner, Lily Ann Goldstein-Weiner, in their capacity as trustees of the Weiner Family Foundation (collectively the “MYM Shareholder Plaintiffs”) against us and our Board and officers, (collectively, the “MYM Defendants”).

MYM Shareholder Plaintiffs claims that the MYM Defendants made misrepresentations in its disclosures prior to our transaction with MYM in 2021, as well as oral misrepresentations. The MYM Shareholder Plaintiffs are claiming damages that amount to approximately $15,000 and aggravated, exemplary and punitive damages in the amount of $1,000.

IM Cannabis has reviewed the complaint and believes that the allegations are without merit.

IM Cannabis, together with some of the Defendants brought, on February 22, 2024, a preliminary motion to strike out several significant parts of the claim. Following prolonged discussions and negotiations with the plaintiffs, the MYM Shareholder Plaintiffs narrowed their claim, provided further particulars of it, and agreed to resolve the motion on consent. The Plaintiffs have agreed to discontinue or dismiss their claims against a number of the individual defendants. Their claim will only continue against IM Cannabis, MYM Nutraceuticals Inc., Michael Ruscetta, and Howard Stienberg.

Management’s Discussion and Analysis

IM Cannabis delivered a Statement of Defence by March 23, 2026, as did Messrs. Steinberg and Ruscetta.

On June 25, 2026, a Notice of Discontinuation was issued by the Ontario Superior Court of Justice, pursuant to which the plaintiff wholly discontinue the action against a number of individual defendants and the claim will only continue against IM Cannabis, Michael Rusctta and MYM Nutraceuticals Inc.

Given the preliminary stage of this action, it is too early to opine on the merits of the claim or whether it is more likely than not to result in an outflow of funds to us and if so, how much.

We plan to vigorously defend ourself against the allegations. At this stage, our management cannot assess the chances of the claim advancing or the potential outcome of this these proceedings.

OFF-BALANCE SHEET ARRANGEMENTS

IM Cannabis had no off-balance sheet arrangements as of September 30, 2026.

TRANSACTIONS WITH RELATED PARTIES

Approval of Related Party Transactions

All related party transactions are reviewed and approved by our Board of Directors or an independent committee thereof in accordance with applicable corporate governance requirements and, where applicable, Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Unless applicable exemptions from the requirements of MI 61-101 apply, related party transactions are subject to formal valuation and minority shareholder approval. Minority shareholder approval excludes the votes of any interested party or related parties of an interest party from the votes counted in the shareholder approval.

Employment and Management Agreements

We have entered into written employment or service agreements with certain of our executive officers. These agreements contain customary provisions regarding confidentiality, assignment of inventions and, where applicable, non-competition, subject to applicable law. We have also entered into indemnification agreements with our directors and officers and maintain directors’ and officers’ liability insurance.

Effective January 15, 2018, we and Ewave entered into a management services agreement (the “Shuster Agreement”) pursuant to which Oren Shuster provides services as our Chief Executive Officer. Mr. Shuster is employed and compensated by Ewave. Pursuant to the Shuster Agreement, Ewave charges a monthly fee of NIS 108,350 plus VAT (approximately $43,900 plus tax per month). Either party may terminate the agreement upon three months’ prior notice, during which payments continue. We may terminate the agreement immediately for cause without notice. Ewave, which is jointly owned by Mr. Shuster and Rafael Gabay, is a related party to us.

Equity Compensation

See Item 6B in the Company’s Annual Report– “Compensation” for a description of our Securities-Based Compensation Arrangements.

Transactions Since January 1, 2023

For purposes of this section, related parties include (i) our directors and executive officers; (ii) beneficial owners of 10% or more of our voting power; (iii) entities controlled by such persons; and (iv) other persons or entities meeting the definition of a related party under applicable securities laws and IFRS.

Management’s Discussion and Analysis

IMC Holdings leases a 358 square-meter facility in Kibutz Glil Yam for administrative activities. Since August 2024, IMC Holdings sub leases the facility to Ewave Nadlan International Investments Ltd, a subsidiary of Ewave Group owned by Mr. Oren Shuster and Refael Gabay, pursuant to a sublease arrangement.

On April 2, 2019, IMC Holdings and Focus entered into t the Focus Agreement, pursuant to which IMC Holdings obtained an option to acquire all ordinary shares of Focus held by Messrs. Shuster and Gabay. Following IMCA approval on February 26, 2024, IMC Holdings acquired 74% of Focus. On September 2024, the Board engaged an independent third-party valuator to determine the purchase price of the remaining 26% interest. The purchase price was determined to be NIS 818,740 (the “Focus Purchase Price”). To preserve cash, we agreed to settle the Focus Purchase Price through the issuance of 128,818 Common Shares at a deemed price of C$2.44 per share, equal to the ten-day VWAP on the CSE prior to shareholder approval. The shares were subject to a four-month and one-day hold period and applicable U.S. Securities Act legends.

Certain insiders participated in tranches of the LIFE Concurrent Offering and LIFE Offering in 2023. These transactions constituted related party transactions under MI 61-101, and we relied on applicable exemptions based on the relative size of insider participation.

On October 12, 2023, Mr. Shuster loaned NIS 500 (approximately $170) to IMC Holdings. The transaction constituted a related party transaction under MI 61-101. We relied on available exemptions based on the size of the transaction relative to our market capitalization.

On November 12, 2024, we completed a debt settlement in the amount of US$560,000 with Mr. Shuster in connection with personal guarantees he had provided for certain of our loan obligations. The independent members of our Board obtained an independent valuation of the benefit derived from such guarantees. To settle this amount and preserve cash, we issued 110,576 Common Shares and 152,701 pre-funded warrants at a deemed price of C$2.88. The warrants were subsequently exercised following disinterested shareholder approval for Mr. Shuster to become a Control Person.

On May 27, 2025, we completed a non-brokered private placement of secured convertible debentures for aggregate proceeds of C$2,301,174.70. The debentures mature on May 26, 2026 and are convertible at C$2.61 per Common Share.

Mr. Shuster and Rafael Gabay participated in the offering, subscribing for C$260,935.40 and C$260,278.70, respectively.

We are party to indemnification arrangements with certain directors and officers in connection with prior acquisitions.

Management’s Discussion and Analysis

October 2026 Debt Settlement

On October 7, 2026, the Company entered into the October Purchase Agreements with three holders of debentures previously issued by the Company, including Oren Shuster, the Company’s Chief Executive Officer and a director, under which the Company issued the October Notes and October Warrants in settlement of those debentures. Mr. Shuster received October Notes in the principal amount of $265 thousand and October Warrants to purchase up to 95,468 Common Shares. For the terms of the October Notes and October Warrants, see “Corporate Highlights and Events – Subsequent Events”. Mr. Shuster’s participation constituted a “related party transaction” under MI 61-101. The Company relied on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 in sections 5.5(a) and 5.7(1)(a) of MI 61-101, as neither the fair market value of the securities issued to Mr. Shuster nor the fair market value of the consideration for those securities exceeded 25% of the Company’s market capitalization, as determined in accordance with MI 61-101.

Slil Transaction

The Slil Transaction constituted a “related party transaction” under MI 61-101 because Slil is beneficially owned and controlled by Oren Shuster, the Company’s Chief Executive Officer and a director. Absent an available exemption, MI 61-101 would have required the Company to obtain a formal valuation and minority shareholder approval for the Slil Transaction.

The Company relied on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 in sections 5.5(g) and 5.7(1)(e) of MI 61-101 (financial hardship), on the basis that: (i) the Company was in serious financial difficulty; (ii) the Slil Transaction was designed to improve the financial position of the Company; (iii) the circumstances described in section 5.5(f) of MI 61-101 were not applicable; (iv) the Company had one or more independent directors in respect of the Slil Transaction; (v) the Board, acting in good faith, and at least two-thirds of the Company’s independent directors, acting in good faith, determined that (i) and (ii) applied and that the terms of the Slil Transaction were reasonable in the circumstances of the Company; and (vi) there was no requirement, corporate or otherwise, to hold a meeting to obtain any approval of the holders of any class of affected securities. The Special Committee reviewed and evaluated the Slil Transaction with the assistance of the report prepared by Beta Finance T.Y.S Ltd., which is not a “formal valuation” under MI 61-101.

Other than the transactions described above and compensation paid in the ordinary course to key management personnel, we had no other material related party transactions during the three and nine months ended September 30, 2026.

Management’s Discussion and Analysis

PROPOSED TRANSACTIONS

On September 23, 2026, the Company announced that it had entered into a non-binding letter of intent (the “SDI LOI”) to acquire 51% of the issued and outstanding equity, on a fully diluted basis, of Space Defense Innovations LLC (“SDI”), a Polish company whose wholly-owned subsidiary, BlueAero Group Sp. z o.o., distributes tactical unmanned aerial systems manufactured by BlueBird Aero Systems (the “SDI Transaction”). Under the SDI LOI, the consideration for the 51% interest is expected to consist of (i) Common Shares and/or pre-funded warrants, limited so that no SDI shareholder will beneficially own more than 19.99% of the Common Shares, and (ii) a 24-month seller loan bearing interest at 9% per annum, with 100% warrant coverage exercisable at a 25% premium to the closing price of the Common Shares on the date the definitive agreements are signed. At closing, the Company is also expected to provide SDI with an on-demand credit line of up to EUR 2.3 million with a 36-month maturity, convertible at the Company’s discretion into SDI shares at fair market value determined at closing, subject to a minimum valuation of SDI of US$5 million supported by an independent valuation report. The Company would also receive a five-year option to acquire the remaining equity of SDI at the same valuation and the right to appoint a majority of the SDI board of directors.

The SDI LOI is non-binding, other than customary confidentiality, exclusivity and governing law provisions. Completion of the SDI Transaction is subject to, among other things, satisfactory due diligence, the negotiation and execution of definitive agreements, receipt of required corporate, governmental and third-party approvals and the assignment of certain key commercial agreements. If completed, the SDI Transaction is expected to result in the issuance of Common Shares and/or pre-funded warrants, which would be dilutive to existing shareholders, the Company’s funding of the credit line and its obligations under the seller loan, and the Company acquiring control of SDI. As of the date of this MD&A, the Company and the SDI shareholders are negotiating a definitive share purchase agreement, and the terms of the SDI Transaction may differ from those described above. There can be no assurance that definitive agreements will be entered into or that the SDI Transaction will be completed on the terms described or at all.

MATERIAL ACCOUNTING POLICIES

The Company’s consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB, and interpretations of the IFRS Interpretations Committee (“IFRIC”).

Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments presented at fair value through profit or loss. In addition, these audited financial statements have been prepared using the accrual basis of accounting. The material accounting policies set out below have been applied consistently to the period presented in these audited financial statements.

The Group has elected to present the profit or loss items using the function of expense method.

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

The Functional Currency and the Presentation Currency

The Company prepares its financial statements in accordance with the currency of the country and principal economic environment in which it operates, which constitutes the functional currency from which it is primarily affected (the “Functional Currency”). Management has determined that the Functional Currency of the Group is the Canadian dollar.

The Group’s financial statements are presented in Canadian dollars. Consequently, in accordance with IAS 21, “Accounting for Foreign Exchange Rates”, results of operations of each Group entity were translated into CAD using the actual action date currency rate and assets and liabilities were translated into CAD using currency rates at period end. Foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within shareholders’ equity.

Upon full or partial disposal of a foreign operation resulting in loss of control in the foreign operation, the cumulative gain (loss) from the foreign operation which had been recognized in other comprehensive income (loss) is transferred to profit or loss. Upon the partial disposal of a foreign operation that results in the retention of control in the subsidiary, the relative portion of the amount recognized in other comprehensive income (loss) is reattributed to non-controlling interests.

JUDGMENTS

Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

Discount rate for lease liability:

When the Group is unable to readily determine the discount rate implicit in a lease in order to measure the lease liability, the Group uses an incremental borrowing rate. That rate represents the rate of interest that the Group would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. When there are no financing transactions that can serve as a basis, the Group determines the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract’s conditions and restrictions. In certain situations, the Group is assisted by an external valuation expert in determining the incremental borrowing rate.

ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s interim condensed consolidated financial statements in conformity with IFRS Accounting Standards requires management to make accounting estimates and assessments that involve the use of judgment and that affect the amounts of assets and liabilities presented in the financial statements, the disclosure of contingent assets and liabilities at the dates of the financial statements, the amounts of revenue and expenses during the reporting periods and the accounting policies adopted by the Company. Actual results could differ from those estimates.

Management’s Discussion and Analysis

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised as well as future periods that are affected.

Determining the fair value of unquoted financial assets

The fair value of unquoted financial assets in Level 3 of the fair value hierarchy is determined using valuation techniques, generally using future cash flows discounted at current rates applicable for items with similar terms and risk characteristics. Changes in estimated future cash flows and estimated discount rates, after consideration of risks such as liquidity risk, credit risk and volatility, are liable to affect the fair value of these assets.

Impairment of goodwill

The Group reviews goodwill for impairment at least once a year. This requires management to estimate the projected future cash flows from the continuing use of the cash-generating unit (or a group of cash-generating units) to which the goodwill is allocated and choose a suitable discount rate for those cash flows.

Legal claims

In estimating the likelihood of legal claims filed against the Group entities, the Group management relies on the opinion of its legal counsel. These estimates are based on the legal counsel’s best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims may be determined in courts, the results could differ from these estimates.

ASSESSMENT OF GOING CONCERN

The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Group’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures. In year 2026, the company will focus on raising funds and/or debt and will continue with cost savings efforts as well as increased efficiency.

These conditions raise uncertainties that cast significant doubt as to whether the Company will be able to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

BUSINESS COMBINATIONS AND GOODWILL

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date with the addition of non-controlling interests in the acquiree. In each business combination, the Company chooses whether to measure the non-controlling interest in the acquiree based on their fair value on the acquisition date or at their proportionate share in the fair value of the acquiree’s net identifiable assets.

Management’s Discussion and Analysis

Direct acquisition costs are carried to the statement of profit or loss as incurred.

In a business combination achieved in stages, equity interests in the acquiree that had been held by the acquirer prior to obtaining control are measured at the acquisition date fair value while recognizing a gain or loss resulting from the revaluation of the prior investment on the date of achieving control.

Contingent consideration is recognized at fair value on the acquisition date and classified as a financial asset or liability in accordance with IFRS 9. Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss. If the contingent consideration is classified as an equity instrument, it is measured at fair value on the acquisition date without subsequent remeasurement.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the acquirer recognizes the resulting gain on the acquisition date.

CASH

Cash is considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Group’s cash management

INVENTORIES

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs necessary to make the sale. The Company periodically evaluates the condition and age of inventories and makes provisions for slow moving inventories accordingly.

Cost of inventories is determined as follows:

Raw materials - at cost of purchase using the “first-in, first-out” method.

Work in progress and finished goods - on the basis of average costs including materials, labor and other direct and indirect manufacturing costs based on normal capacity.

Purchased merchandise and products - using the weighted average cost method or using the “first-in, first-out” method.

REVENUE RECOGNITION

Revenue from contracts with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

Management’s Discussion and Analysis

In determining the amount of revenue from contracts with customers, the Group evaluates whether it is a principal or an agent in the arrangement. The Group is a principal when the Group controls the promised goods or services before transferring them to the customer. In these circumstances, the Group recognizes revenue for the gross amount of consideration. When the Group is an agent, it recognizes revenue for the net amount of the consideration, after deducting the amount due to the principal.

Revenue from the sale of goods

Revenue from the sale of cannabis products is generally recognized when control over the goods has been transferred to the customer. Payment is typically due prior to or upon delivery, and revenue is recognized upon the satisfaction of the performance obligation. The Group satisfies its performance obligation and transfers control upon delivery.

Bill-and-hold arrangements

Due to strict regulations of security, storage and handling large quantities of cannabis products, the Group’s customers may request the Group to retain physical possession of a sold product until it is delivered to the customer at a future point in time. Revenue from bill-and-hold sales is recognized before the product is physically delivered to the customer when all the following criteria are met:

The reason for the bill-and-hold arrangement is substantive (for example, the customer has requested the arrangement).

The product is identified separately as belonging to the customer.

The product currently is ready for physical delivery to the customer.

The Group does not have the ability to use the product by selling it or delivering it to another customer.

TAXES ON INCOME

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity.

Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

Deferred taxes

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carry forward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

Management’s Discussion and Analysis

Deferred taxes in respect of investment property that is held to recover substantially all of the economic benefits embedded in the investment property through sale and not through use are measured in accordance with the expected manner of recovery of the base asset, based on sale rather than use. When the Company owns an investment in a single property company and the manner in which the Company expects to dispose of the investment is by selling the shares of the property company rather than by selling the property itself, the Company recognizes deferred taxes for both inside temporary differences arising from the difference between the carrying amount of the property and its tax basis, and for outside temporary differences arising from the difference between the tax basis of the investment and the Company’s carrying amount of the net assets of the investment in the consolidated financial statements.

Taxes that would apply in the event of the disposal of investments in investees have not been considered in computing deferred taxes, as long as the disposal of the investments in investees is not probable in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been considered in computing deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Company’s policy not to initiate distribution of dividends from a subsidiary that would trigger an additional tax liability.

Taxes on income that relate to distributions of an equity instrument and to transaction costs of an equity transaction are accounted for pursuant to IAS 12.

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

NON-CURRENT ASSETS OR DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATIONS

Non-current assets or a disposal group are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Company must be committed to a sale plan, there must be a program to locate a buyer, and it is highly probable that a sale will be completed within one year from the date of classification.

Before these assets are classified as available for sale, they are measured in accordance with the Group’s accounting policy. After classification as held for sale, these assets are measured at the lower of their carrying amount and fair value less costs to sell and presented separately in the statement of financial position. From the date of their initial classification, these assets are not depreciated.

The Company recognizes an impairment loss in respect of an asset or group of assets in accordance with IAS 36. An impairment loss and subsequent remeasurement gains or losses are recorded in profit or loss. Gains are recognized up to the cumulative amount of the previously recognized impairment loss.

Other comprehensive income (loss) in respect of an assets or a group of non-current assets that are classified as held for sale is presented separately in equity.

When the Company no longer plans to sell an asset in a sale transaction, it ceases the classification of the asset as held for sale and measures it at the lower of its carrying amount had it not been classified as held for sale or the recoverable amount of the asset on the date of the decision not to sell the asset.

Management’s Discussion and Analysis

When the Company is committed to a sale plan that results in loss of control over a subsidiary, the subsidiary’s entire assets and liabilities are classified as held for sale, regardless of whether the Company will retain any non-controlling interests in the subsidiary.

A discontinued operation is a component of the Company that represents a separate major line of business operation or geographical area of operations that either has been disposed of or is classified as held for sale. The operating results relating to the discontinued operation (including comparative data) are presented separately in the statement of profit or loss, net of the tax effect.

POST-EMPLOYMENT BENEFITS

According to the labor laws and Severance Pay Law in Israel, the Israeli entities are required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to section 14 to the Severance Pay Law, as specified below. The Israeli entities’ liability is accounted for as a post-employment benefit only for employees not under section 14. The computation of the Israeli entities’ employee benefit liability is made in accordance with a valid employment contract or a collective employees agreement based on the employee’s salary and employment term which establish the entitlement to receive the compensation.

As of September 30, 2026, all employees in Israel are under section 14.

LEASES

The Group accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period in exchange for consideration.

For leases in which the Group is the lessee, the Group recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Group has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Group has elected to apply the practical expedient in the standard and does not separate the lease components from the non-lease components included in a single contract.

On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Group’s incremental borrowing rate. After the commencement date, the Group measures the lease liability using the effective interest rate method.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured by applying the cost model and amortized over the shorter of its useful life and the lease term. The amortization periods are up to 5.5 years for premises and 3 years for vehicles.

VARIABLE LEASE PAYMENTS THAT DEPEND ON AN INDEX

On commencement date, the Group uses the index rate prevailing on the commencement date to calculate the future lease payments. For leases in which the Group is the lessee, the aggregate changes in future lease payments resulting from a change in the index are discounted (without a change in the discount rate applicable to the lease liability) and recorded as an adjustment of the lease liability and the right-of-use asset, only when there is a change in the cash flows resulting from the change in the index (that is, when the adjustment to the lease payments takes effect).

Management’s Discussion and Analysis

Lease extension and termination options

A non-cancelable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised, and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised.

In the event of any change in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option, the Group remeasures the lease liability based on the revised lease term using a revised discount rate as of the change date of expectations. The total change is recognized in the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

Lease modifications

If a lease modification does not reduce the scope of the lease and does not result in a separate lease, the Company remeasures the lease liability based on the modified lease terms using a revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

If lease modification reduces the lease scope, the Company recognizes a gain or loss arising from the partial or full reduction of the carrying amount of the right-of-use asset and the lease liability. The Company subsequently remeasures the carrying amount of the lease liability according to the revised lease terms, at the revised discount rate at the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that are used in connection with plant and equipment.

A part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately using the component method.

Depreciation of property, plant, and equipment is dependent upon estimates of useful lives and residual values, which are determined through the exercise of judgment and calculated on a straight-line basis over the useful lives of the assets at annual rates.

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end, and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

Management’s Discussion and Analysis

INTANGIBLE ASSETS

Separately acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date.

Intangible assets with a finite useful life are amortized over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at the end of each year.

Amortization is calculated on a straight-line basis over the useful life of the assets.

IMPAIRMENT OF NON-FINANCIAL ASSETS

The Group evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss. An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

The following criteria are applied in assessing the impairment of these specific assets:

Goodwill in respect of subsidiaries

The Group reviews goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. The Company identified the operations in Israel, Canada, and Germany as three separate cash-generating units.

An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods.

FINANCIAL INSTRUMENTS

Financial assets:

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

Management’s Discussion and Analysis

The Group classifies and measures debt instruments in the financial statements based on the following criteria:

The Group’s business model for managing financial assets; and

The contractual cash flow terms of the financial asset.

Debt instruments are measured at amortized cost

The Group’s business model is to hold the financial assets to collect their contractual cash flows, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. After initial recognition, the instruments in this category are measured according to their terms at amortized cost using the effective interest rate method, less any provision for impairment.

Debt instruments are measured at fair value through profit or loss

A financial asset that is a debt instrument does not meet the criteria for measurement at amortized cost or at fair value through other comprehensive income. After initial recognition, the financial asset is measured at fair value and gains or losses from fair value adjustments are recognized in profit or loss.

Equity instruments

Investments in equity instruments do not meet the above criteria and are, accordingly, measured at fair value through profit or loss. Dividends from investments in equity instruments are recognized in profit or loss when the right to receive the dividends is established.

Impairment of financial assets

At the end of each reporting period, the Group evaluates the loss allowance for financial debt instruments measured at amortized cost. The Group has short-term financial assets, principally trade receivables, in respect of which the Group applies a simplified approach and measures the loss allowance in an amount equal to the lifetime expected credit losses. The impairment loss, if any, is recognized in profit or loss with a corresponding allowance offset from the assets’ carrying amount.

Financial liabilities:

Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability.

After initial recognition, the Group measures all financial liabilities at amortized cost using the effective interest rate method, except for financial liabilities at fair value through profit or loss or when a contingent consideration recognized by an acquirer in a business combination to which IFRS 3 applies.

Financial liabilities measured at fair value through profit or loss:

At initial recognition, the Group measures financial liabilities that are not measured at amortized cost at fair value. Transaction costs incurred at initial recognition are recognized in profit or loss.

After initial recognition, changes in fair value are recognized in profit or loss.

Derecognition of financial liabilities:

Financial liability is derecognized only when it is extinguished, that is when the obligation specified in the contract is discharged or cancelled or expires. Financial liability is extinguished when the debtor discharges the liability by paying in cash, other financial assets, goods or services; or is legally released from the liability.

Management’s Discussion and Analysis

FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market or, in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset considers a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses appropriate valuation techniques in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques that use inputs that are not based on observable market data).

PROVISIONS

A provision in accordance with IAS 37 is recognized when the Group has a present obligation (legal or constructive) resulting from past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects part or all the expense to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense is recognized in statement of operations net of any reimbursement.

The amount recognized as a provision should be the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The best estimate of the expenditure required to settle the present obligation is the amount that the Company would rationally pay to settle the obligation at the end of the reporting period or to transfer it to a third party at that time. Where the provision being measured involves a large population of items, the obligation is estimated by weighting all possible outcomes by their associated probabilities. Where a single obligation is being measured, the individual most likely outcome may be the best estimate of the provision.

Management’s Discussion and Analysis

ISSUANCE OF A UNIT OF SECURITIES

When multiple instruments are issued in a single transaction (package issuance), the total net proceeds from the transaction are allocated among the individual freestanding instruments identified. The allocation occurs after identifying all freestanding instruments and the subsequent measurement basis for those instruments.

Financial instruments that are required to be subsequently measured at fair value (such as derivative liabilities) are measured at fair value and the remaining consideration is allocated to other financial instruments that are not required to be subsequently measured at fair value (i.e. liabilities measured at amortized cost, common shares and warrants eligible for equity classification), based on the relative fair value basis for such instruments.

Issuance costs allocated to financial instruments that are required to be subsequently measured at fair value immediately expensed. Issuance costs allocated to shares and warrants classified as equity components and are recorded as a reduction of additional paid-in capital. Issuance costs allocated to financial liabilities measured at amortized cost are recorded as a discount and accreted over the contractual term of the financial instrument using the effective interest method.

CONVERTIBLE DEBENTURES

Upon initial recognition of convertible debentures and similar instruments, the Company considers the provisions of ASC 815-40, “Derivatives and Hedging - Contracts in Entity’s Own Equity” (“ASC 815-40”) in order to determine whether the conversion features embedded within the convertible instrument should be separated from the host instrument.

When it is determined that an embedded derivative required to be bifurcated (such as embedded conversion feature that does not qualify for equity classification), the Company recognized the embedded derivative bifurcated as a separate derivative liability upon initial recognition and on subsequent periods at fair value. The remaining consideration amount received or allocated to the entire convertible instrument is allocated to the host debt instrument. The difference between the face value of the host and such an allocated amount represents a discount which is amortized as finance expense to profit or loss using an effective interest method over the term of the note until its stated maturity.

When it is determined that the embedded conversion feature qualifies for equity classification (such when the embedded conversion option, if it were freestanding, is not qualified as a derivative in accordance with the provisions of ASC 815-10, “Derivatives and Hedging” since its terms did not require or permit net settlement or when the embedded conversion option is indexed to the entity’s own stock), the conversion option is not bifurcated. When bifurcation is not required, the Company considers whether the debt instrument involves a significant premium (i.e. when the proceeds received or allocated upon issuance exceed the principal amount that will be paid at maturity). When it is determined that a substantial premium exists, the entire premium is allocated to paid-in capital and when it is determined, otherwise no additional accounting is required and the convertible promissory note is accounted for at amortized cost using effective interest method over the term of the note until its stated maturity.

Management’s Discussion and Analysis

SHARE-BASED PAYMENT TRANSACTIONS

The Group’s employees and service providers are entitled to remuneration in the form of equity-settled share-based payments.

Equity-settled transactions

The cost of equity-settled transactions with employees, officers and directors is measured at the fair value of the equity instruments granted at the grant date. The fair value is determined by using an acceptable option pricing model.

The cost of equity-settled transactions with service providers is measured at the fair value of the goods or services received as consideration for equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period in which the service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award (the “Vesting Period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the Vesting Period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.

TREASURY SHARES

The cost of the Common Shares held by the Company is deducted from the capital as a separate component under the “Treasury shares” section.

TRANSACTIONS BETWEEN A COMPANY AND ITS CONTROLLING SHAREHOLDER

Assets and liabilities concerning transactions carried between the Company and its controlling shareholder or between companies under the same control are recognized at the time of the transaction at fair value. The difference between the fair value and the consideration determined in the transaction is allocated to the capital minus the tax effect (to the extent relevant). The difference in debt is essentially a dividend, increasing the balance of the accumulated deficit. The difference in the credit is essentially an owner’s investment and is therefore credited in a separate section in the capital.

PROFIT OR LOSS PER SHARE

Basic profit or loss per share is computed by dividing the profit or loss for the period applicable for common shareholders by the weighted average number of Common Shares outstanding, after deduction of shares held by the Company, and Common Shares to be issued upon the vesting of Restricted Shares Units (RSUs). In computing diluted profit or loss per share, the basic profit or loss per share is adjusted to reflect the potential dilution that could occur upon exercise of options and non-vested RSUs granted using the “treasury stock method” and using the if-converted method with respect to warrants or prefunded warrants granted or convertible debentures issued, if the effect of each of such financial instruments is dilutive. In computing diluted profit or loss per share, the average share price for the period is used in determining the number of Common Shares assumed to be purchased from the proceeds to be received from the exercise of options or warrants. The Company’s share of profit or loss of investees is included based on its share of profit or loss per share of the investees multiplied by the number of shares held by the Company.

Shares to be issued upon exercise of options, non-vested RSUs, warrants and prefunded warrants and conversion of convertible debentures, have been excluded from the calculation of the diluted net profit or loss per share for all the reported periods for which net profit or loss was reported because the effect of the Common Shares issuable as result of the exercise or conversion of these instruments was anti-dilutive.

Management’s Discussion and Analysis

NEW STANDARDS, AMENDMENTS, AND INTERPRETATIONS TO EXISTING STANDARDS THAT ARE EFFECTIVE AND RELEVANT TO THE GROUP’S BUSINESS ACTIVITY

Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”

In August 2023, the IASB issued “Amendments to IAS 21: Lack of Exchangeability (Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”)” to clarify how an entity should assess whether a currency is exchangeable and how it should measure and determine a spot exchange rate when exchangeability is lacking. The Amendments set out the requirements for determining the spot exchange rate when a currency lacks exchangeability. The Amendments require disclosure of information that will enable users of financial statements to understand how a currency not being exchangeable affects or is expected to affect the entity’s financial performance, financial position, and cash flows.

The Amendments apply for annual reporting periods beginning on or after January 1, 2025. Upon applying the Amendments, restatement of comparative information is prohibited.

The Company believes that the adoption of the Amendments has no material impact on its consolidated financial statements.

NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

IFRS 18, Presentation and Disclosure in Financial Statements

On April 9, 2024, the IASB published IFRS 18, which replaces IAS 1 ‘Presentation of Financial Statements’ with the objective to improve how information is communicated in an entity’s financial statements, particularly in the statement of profit or loss and in its notes to the financial statements.

The main changes that will apply to the financial statements with the implementation of IFRS 18, in relation to the presentation and disclosure instructions that apply today include the following:

IFRS 18 changes the structure of the profit or loss report and includes three new defined categories: operating, investment and financing and adds two new interim summaries: operating profit and profit before financing and income taxes.

IFRS 18 includes guidelines for providing disclosure on performance indicators defined by management (Management-defined performance measures).

IFRS 18 provides guidelines regarding the aggregation and disaggregation of the information in the financial statements in relation to the question of whether information should be included in the main reports or in explanations and disclosures regarding items defined as “other”.

Management’s Discussion and Analysis

IFRS 18 includes amendments to other standards, including limited amendments to International Accounting Standard 7, Statement of Cash Flows.

IFRS 18 will become effective, in a retrospective manner, for annual reporting periods beginning on or after January 1, 2027. Early application of IFRS 18 is permitted.

The Company is examining the possible impact of the new standard on the financial statements, but at this stage it is unable to assess such an impact. The effect of the new standard, however it may be, will only affect matters of presentation and disclosure.

PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the establishment and maintenance of the Company’s disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) is the responsibility of management.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable IFRS. Internal control over financial reporting should include those policies and procedures that establish the following:

●	maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets.

●	reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with applicable IFRS.

●	receipts and expenditures are only being made in accordance with authorizations of management or the Board; and

●	reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial instruments.

NI 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining DC&P and ICFR for the Company and have concluded that as at December 31, 2025, those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

The Company maintains a set of DC&P designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized, and reported on a timely basis. As required by NI 52-109 and Exchange Act Rule 13a-15(b), an evaluation of the design and operation of our DC&P was completed as of December 31, 2025, under the supervision and with the participation of management, including our CEO and CFO using the criteria set forth in the Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this evaluation, our CEO and CFO concluded that as of December 31, 2025, the Company’s DC&P and ICFR were effective.

Management’s Discussion and Analysis

There have been no changes to the Company’s ICFR during the three months ended September 30, 2026, that have materially affected, or are likely to materially affect, the Company’s ICFR.

LIMITATIONS OF DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the CEO and CFO, believes that due to inherent limitations, any DC&P or ICFR, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Additionally, management is required to use judgment in evaluating controls and procedures.

LEGAL AND REGULATORY

ISRAELI MARKET DEVELOPMENT 2013-2026

According to Israeli Ministry of Health, as of June 2026, there are 145,800 medical cannabis patients in Israel – 112,450 with licenses and 33,350 with prescriptions. A monthly prescription of 4,560,000 grams of medical cannabis were recorded in June 2026, an increase of 179,000 grams of cannabis from September 2025.

The chart below reflects the growth in licensed medical cannabis patients in Israel between July 2015 to June 2026.3

3 Ministry of Health – licensed patients’ data as of June 2026 - https://www.gov.il/BlobFolder/reports/licenses-status-june-2026/he/subjects_cannabis_docs_licenses-status-june-2026.pdf

Management’s Discussion and Analysis

REGULATORY FRAMEWORK IN ISRAEL

In Israel, cannabis is currently defined as a “dangerous drug” according to the Dangerous Drugs Ordinance4 (“DDO”) and the 1961 Single Convention on Narcotic Drugs (“Narcotics Convention”), to which Israel is a signatory. However, both the DDO and the Narcotics Convention allow for the use of cannabis for medical or research purposes under a supervised and controlled regime. The competent regulatory authority in Israel in all matters concerning the oversight, control and regulation of cannabis for medical production, consumption, and research in Israel is the IMCA, established by Government Res. No. 3069.5 The production, distribution and consumption of adult-use recreational cannabis products is currently illegal in Israel.

Patient Medical Consumption

The use of cannabis is allowed for patients and for medical purposes, in respect of certain medical conditions, under a special approval of the MOH. Procedure 1066 of the IMCA sets out a list of medical conditions that are allowed to be treated with medical cannabis products. Such authorized medical conditions are examined and updated from time to time, and include, among others, cancer, pain, nausea, seizures, muscle spasms, epilepsy, Tourette syndrome, multiple sclerosis, amyotrophic lateral sclerosis, and post-traumatic stress disorder.

4 Cannabis is listed in schedule 1 of the Dangerous Drugs Ordinance [New Version], 1973 [in English] https://www.health.gov.il/LegislationLibrary/Samim_01_EN.pdf

5 Israeli Government Res. No. 3609 [in Hebrew], August 7th, 2011 https://www.gov.il/he/departments/policies/2011_des3609

6 Ministry of Health Pharmaceutical Division Policy Number 106 – Licenses for Use of Cannabis https://www.health.gov.il/hozer/CN_106_2019.pdf (in Hebrew)

Management’s Discussion and Analysis

Licensing and Authorization for Commercial Activities in the Medical Cannabis Field

In December 2017, the IMCA issued regulations that standardized the licensing process for any cannabis related activity (the “Road Map”).7 Pursuant to the Road Map, each operation in the medical cannabis field, including the propagation, cultivation, products manufacturing, storage and distribution to licensed pharmacies, and distribution from licensed pharmacies to licensed patients, requires compliance with the provisions of applicable laws, including the procurement of an appropriate license under the DDO from the IMCA and the maintenance of such license in good standing. Cannabis licenses may not be transferred, exchanged or assigned without the prior approval of the IMCA. The licenses are valid for a period of up to 3 years and can be renewed with the approval of the IMCA only.

The IMCA has issued a set of directives containing procedures and requirements for applicants for cannabis related activity licenses and has authorized certain entities to issue official certificates upon compliance with such directives. These directives include (i) Directive 150 (GSP Standard certification); (ii) Directive 151 (GAP Standard certification); (iii) Directive 152 (GMP Standard certification); and (iv) Directive 153 (GDP Standard certification). Regular and periodic examinations are conducted for licensed entities, in order to ensure compliance with the analytical standards and the level of quality required during each of the phases of production and distribution of medical cannabis.

The IMCA has introduced reforms to streamline the licensing process for medical cannabis activities. These reforms aim to reduce bureaucratic hurdles and encourage growth within the medical cannabis industry. For more information see “Regulatory Reform from Licenses to Prescriptions for Medical Treatment of Cannabis” below.

Medical Cannabis Imports and Exports

The Narcotics Convention governs the import and export of cannabis between member countries. Since Israel is a member country, any export and import of cannabis is subject to the Narcotic Convention.

In October 2020, the IMCA issued an updated procedure, titled “Guidelines for Approval of Applications for Importation of Dangerous Drug of Cannabis Type for Medical Use and for Research” (“Procedure 109”), describing the application requirements for cannabis import licenses for medical and research purposes. Therefore, each import of medical cannabis is to be approved by the IMCA issuing a specific import permit for each imported shipment, rather than a general license for import. An application for import of medical cannabis can be submitted by an entity licensed by the IMCA for the conduct of medical cannabis related activity. The Israeli government approved the export of pharmaceutical-grade cannabis and cannabis-based products on January 27, 2019,8 and in December 2020, the IMCA published guidelines for the medical cannabis export permit application process.9.

7 Directive 107 - Guidelines for the process of licensing the practice of cannabis for medical use, as amended on October 2020 [Hebrew] - https://www.health.gov.il/hozer/CN_107_2019.pdf

8 Directive 4490 [Hebrew] - https://www.gov.il/he/departments/policies/dec4490_2019

9 Directive 110, December 2020 [Hebrew] - https://www.health.gov.il/hozer/CN_110.pdf

Management’s Discussion and Analysis

Legalization of Adult-Use Recreational Cannabis and CBD for Non-Medical Purposes in Israel

Currently, adult-use recreational cannabis use in Israel and CBD for non-medical use is illegal. In November 2020, an Israeli government committee responsible for advancing the cannabis market reform published a report supporting and recommending the legalization of adult-use recreational cannabis in Israel. The Israeli parliament dissolved since then without applying the committee’s’ recommendations and all legislative initiatives were suspended. However, the new government, formed on June 13, 2021, declared, and settled in the coalition agreement, its commitment to legalization of adult-use recreational cannabis. Since the formation of the new government, several legislative initiatives were filed, including for the decriminalization of the possession of cannabis for individual recreational adult-use and the legalization of CBD for non-medical use. In February 2022, a Ministry of Health committee contemplated the legality of CBD and published its recommendation that CBD should be excluded from the DDO. The main recommendations of the committee were adopted by the Minister of Health, however, to date, the Minister has not enacted an order directing that CBD be removed from the DDO. On April 1, 2022, new regulations came into force which deemed the previously criminal offences of cannabis possession and use for self-consumption into administrative offences, which do not impact a criminal record, and limited the penalty to a monetary fine only.

Regulatory Reform from Licenses to Prescriptions for Medical Treatment of Cannabis

In August 2022, the MOH published a draft outline of the transition reform from licenses to prescriptions for medical treatment of cannabis (the “Proposed Outline”). On June 13, 2023, the health committee of the Knesset approved The Dangerous Drugs Regulations (Amendment), 2023 (hereinafter referred to as the “Regulations Amendment”“), which entail a model change from issuing licenses to prescriptions permits following the publication of the Proposed Outline10. The Regulations Amendment allows accessibility and significant bureaucratic relief for patients. The purpose of the new prescription model (as defined below) is to enable qualified specialist doctors (excluding general practitioner, family physician, internal physician and pediatrician) to write prescriptions for medical cannabis for patients under the supervision of health care providers (widely known as Kupat Holim), without requiring a usage license from the Ministry of Health (hereinafter referred to as “The New Prescription Model”).

The main changes in the Regulations Amendment are: (i) any specialized doctor can issue permits without the need for specialized training; (ii) the permits for the use of cannabis will be in the form of prescriptions, and not in the form of licenses from the MOH as the current framework requires; (iii) cannabis products can be sold in any pharmacy, and not only in pharmacies that have received a special permit from the IMCA and a license from the MOH. The Regulations Amendment will come into effect within 180 days of their publication. To the best of the Company’s knowledge, the indications approved as part of the Regulations Amendment encompass various conditions, such as oncological diseases, active inflammatory bowel disease, AIDS, Multiple Sclerosis, Parkinson’s disease, Tourette syndrome, epilepsy, autism, and dementia.

On December 8, 2023, the Company announced a 3-month delay of the anticipated medical cannabis reform announced by the Israeli ministry of health on August 7, 2023 (the “Reform”). Due to the Iron Swords War, the anticipated implementation of the medical cannabis regulatory reform, originally scheduled for December 29, 2023, has been postponed by three months. The new regulations were designed to alleviate many of the stringent restrictions in the sector, thereby enhancing access to medical cannabis for patients.

10 [Hebrew] - https://www.gov.il/he/Departments/policies/reform-of-drug-prescription

Management’s Discussion and Analysis

On April 1, 2024, the Israeli cannabis reform was implemented.

“Anti-Dumping” investigation into cannabis imports from Canada

A notice on the Israeli Government’s website dated January 18, 2024, was addressed to 10 different Canadian cannabis producers: Village Farms International, Organigram Holdings, Tilray Canada, Hexo Corp (owned by Tilray), The Green Organic Dutchman, Canopy Growth Corporation, SNDL Inc., Cronos Group, Auxly Cannabis Group, Decibel Cannabis, and all the medical cannabis manufacturers in Canada who export their goods to Israel.

The Commissioner for Trade Levies at the Ministry of Economy and Industry (the “MEI Commissioner”), announced by virtue of his authority according to Section 24(d) of the Law on Trade Levies and Defence Measures, 5591 – 1991, of his decision to open an investigation on his own initiative into the export of cannabis from Canada, after he found that special circumstances of actual damage exist or the probability of actual damage to the local manufacturing industry exist. The notice dated January 15, 2024 also included a letter sent to Michael Mancini, the Chief Commercial Counselor with the Embassy of Canada, informing of the investigation. The Ministry of Economy and Industry issued a formal notice to the public to respond to questionnaires regarding the “Anti-Dumping” investigation.

Further to several requests received from the parties involved in the investigation and in accordance with section 27(b) of the Law on Trade Levies and Defense Measures, 1991 which states that “The MEI Commissioner may, for special reasons that shall be recorded, extend the period specified in subsection (a) by an additional period that shall not exceed 30 days.”, the MEI Commissioner decided that special conditions exist for extending the deadline for the submission of the required materials as part of the investigation for 10 days until March 10, 2024, due to constraints presented by the parties following the Iron Swords war. The main reasons for the delays in the preparation of the materials were due to the absence of many workers as part of the extensive recruitment in Israel for the reserve service and due to the unique complexity of the Israeli cannabis market where many players are required to submit data, both as producers and importer. The Company has submitted the relevant questionnaires regarding its subsidiaries Focus and IMC Pharma, which are included in the investigation, as well as for its subsidiary Rosen Highway which is not included but is a significant importer in Israel.

On June 18, 2024, the Ministry of Economy and Industry announced that it has decided to postpone the final deadline for obtaining its preliminary decision until July 18, 2024.

On July 10, 2024, the MEI Commissioner published a preliminary decision regarding the investigation and findings determining that there is dumping and consequent injury, on the basis of best information available. The Company is evaluating the preliminary decision and its potential impact on the Company and its subsidiaries. Focus And IMC Pharma submitted their response on August 23, 2024, as required by the preliminary decision.

As part of the preliminary decision, the MEI Commissioner determined that a temporary guarantee is not necessary at this stage, and the Company is now awaiting the MEI Commissioner’s final decision. This decision must be approved by the Ministry of Economy’s Director General, following consultation with the Ministry of Finance’s Budgets Director. The local growers have filed an administrative petition against the MEI Commissioner’s decision not to impose a temporary guarantee. The company submitted a request to the court to join the petition to argue against the claims of the local growers and the request was approved by the court. A hearing on the petition has not yet been scheduled. The Company will file its arguments to the court on November 21, 2024.

Management’s Discussion and Analysis

On November 10, 2024, the MEI Commissioner published the final report on the investigation into cannabis imports from Canada, recommending the imposition of tax levies.

According to the recommendations, a tax of 175% will be imposed on cannabis imports from Canadian companies that did not cooperate with the investigation, while major importers that participated will be subject to lower tax rates, starting at 2% and increasing incrementally. The Company is currently reviewing these recommendations and considering steps to prevent or mitigate the final decision.

On November 24, 2024, the Company submitted its formal response to the advisory committee, which is responsible for developing and submitting recommendations to the Minister of Treasury prior to the minister’s final decision in this regard. It is currently uncertain when the advisory committee will conclude its deliberations or what outcome can be anticipated at this stage.

On December 11, 2024, the Advisory Committee held its first meeting where the Company participated and presented its arguments against the imposition of dumping tax. The Advisory Committee has not yet sent its recommendations to the Minister of Treasury nor published any recommendations. Following the first meeting, the Company sent a letter to the Advisory Committee, presenting both new and existing arguments for consideration before the Committee submits its recommendations to the Minister of Treasury.

On January 26, 2025, the Jerusalem District Court held a hearing on the administrative petition filed by the local growers seeking to impose a temporary guarantee. The judge recommended that the local growers withdraw their petition. The local growers subsequently submitted their consent to withdraw the petition without costs being imposed. The parties had to submit their response regarding the request to waive costs by February 4, 2025.

On February 4, 2025, the Company submitted its response, stating that it is not waiving costs from the local growers. Following this, the Court decided to close the petition without costs.

On April 10, 2025, the Minister of Economy and Industry, Mr. Nir Barkat, decided to fully adopt the recommendations of the Public Advisory Committee and impose an anti-dumping tax of up to 165% on imported medical cannabis flowers from Canada, for a period of four years. The tax is intended to assist Israeli growers against unfair competition from imported Canadian cannabis sold at dumped prices, which threatens the viability of the local industry. The tax will take effect following the approval of the Minister of Treasury and the Finance Committee of the Knesset (the Israeli Parliament). Minister Barkat’s decision followed a complex process, during which he was temporarily barred from involvement due to a conflict of interest. Efforts to assign the matter to another minister were unsuccessful, and Barkat ultimately resumed responsibility and made the decision amid strong lobbying efforts both for and against the tax.

On April 24, 2025, the Minister of Treasury issued his final decision, rejecting the recommendation to impose anti-dumping levies on cannabis imports from Canada. The Minister’s decision was based on a comprehensive review of the investigation findings, the Commissioner’s recommendation, the advisory committee’s conclusions, the position of the Competition Authority, the Ministry of Health’s views, and additional public comments. After hearing all relevant parties, including local growers and importers, and consulting with Ministry of Finance experts, the Minister concluded that imposing the levy would harm the macroeconomic development of the local cannabis market and the broader Israeli economy. He emphasized that the cannabis sector is still developing, that competition has significantly improved product quality and reduced prices, and that maintaining competitive pressure from imports is essential for the industry’s healthy growth and global competitiveness. Nonetheless, on April 29, 2025, the Minister of Economy and Industry issued his final decision, rejecting the objections raised against the imposition of the anti-dumping levy. In his statement, the Minister concluded that the objections did not meet the legal standards set by applicable law and the Attorney General’s guidelines. He further stated that, in the absence of any substantive legal refusal submitted within the statutory timeframe, there was no basis to delay or prevent the imposition of the levy. Accordingly, he decided to proceed with promoting the anti-dumping tax. However, pursuant to the Trade Levies and Defense Measures Law, the final authority on whether to impose such levies lies with the Minister of Treasury. In light of this, and in response to the apparent contradiction between the decisions of the Minister of Economy and the Minister of Treasury, the Company has sent formal letters to the Attorney General of the Government and to the Legal Advisor of the Knesset, requesting their determination that the Minister of Economy’s decision to proceed despite the Minister of Treasury’s rejection is not in accordance with the law.

Management’s Discussion and Analysis

On June 12, 2025, an administrative petition (case number 31510-06-25) was filed with the Jerusalem District Court, requesting that the Minister of Economy impose a levy on imports of medical cannabis imported from Canada and that the objection raised by the Minister of Finance be declared void.

On July 2, 2025, the Legal Department of the Israeli Ministry of Justice issued a detailed legal opinion in response to the Ministry of Economy’s request to overturn the Minister of Treasury’s decision not to approve the anti-dumping levy. The Ministry of Justice concluded that although there were procedural concerns and conflicting positions among the various governmental bodies involved, there was no legal basis to invalidate the Minister of Treasury’s decision. The opinion confirmed that the Minister of Treasury acted within the scope of his legal authority under the Trade Levies and Defense Measures Law, basing his decision on recognized macroeconomic, fiscal, and policy considerations. While acknowledging that some of the factual findings could be debated, the opinion emphasized the need for legal restraint and ultimately upheld the Minister of Treasury’s veto as lawful.

On July 8, 2025, the Company (through its subsidiaries IMC Pharma and Focus Medical Herbs), as named respondents, submitted a preliminary response in accordance with the Court’s instructions.

The response asserts that the petition should be dismissed due to substantial delay, lack of clean hands by the petitioners, failure to include relevant parties (such as the Ministry of Health and the Competition Authority), and the absence of legal grounds to challenge the Finance Minister’s authority. It further relies on the legal opinion issued by Legal Department of the Israeli Ministry of Justice confirming that the Finance Minister’s decision to oppose the imposition of the levy was lawful, reasoned, and aligned with broader macroeconomic considerations, including patient access, market balance, and consistency with longstanding government policy supporting cannabis imports. The response also emphasized that, under applicable law, the Minister of Economy cannot impose such levies without the approval of the Finance Minister, which was explicitly denied.

The Company believes the petition is without merit and intends to defend its position vigorously.

The matter remains in legal dispute, with the Company opposing any reversal of the Finance Minister’s authority.

NO U.S. CANNABIS-RELATED ACTIVITIES

The Group does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities.

Management’s Discussion and Analysis

RISK FACTORS

The Company has implemented risk management governance processes that are led by the Board, with the active participation of management, and updates its assessment of its business risks on an annual basis. Notwithstanding, it is possible that the Company may not be able to foresee all the risks that it may have to face. The market in which IM Cannabis currently competes is complex, competitive and changing rapidly, and its business is subject to risks inherent in a high growth, heavily regulated enterprise, and the Company has identified certain risks pertinent to the Group’s business that may have affected or may affect the Group’s business, financial conditions, results of operations and cash flows, as further described throughout this MD&A and under “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 available on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar . For additional risk factors, readers are directed to the Annual Report. Sometimes new risks emerge, and management may not be able to predict all of them or be able to predict how they may cause actual results to be different from those contained in forward looking statements. Readers of this MD&A should not rely upon forward looking statements as a prediction of future results.

CREDIT RISK

The maximum credit exposure as of September 30, 2026, is the carrying amount of cash and cash equivalents, trade receivables and other current assets. The Group does not have significant credit risk with respect to outstanding trade receivables. All cash and cash equivalents are placed with major Israeli financial institutions.

Loan receivable credit risk is managed by each loan separately according to the Company’s policy, procedures and control relating to the borrower’s credit risk management. At the end of each period, the individual loan values are assessed based on a credit risk analysis.

The expected credit loss analysis is generally based on management’s understanding of the borrower’s experience/integrity, financial health, business plans, capacity, products, customers, contracts, competitive advantages/disadvantages, and other pertinent factors when assessing credit risk. This would also include the assessment of the borrower’s forecasts as well as taking into consideration any security and/or collateral the Company has on the outstanding balance.

LIQUIDITY RISK

As of September 30, 2026, the Group’s financial liabilities with liquidity risk consist of trade payables and other accounts payable which have contractual maturity dates within one year, bank loans and, checks receivables and lease liabilities. The Group manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Group’s working capital position at September 30, 2026, management considers liquidity risk to be high.

CURRENCY RATE RISK:

As of September 30, 2026, a portion of the Company’s financial assets and liabilities are held in Euro and NIS consisting of cash in the amount of EUR 851 thousand (approximately $1,369) and an overdraft of NIS (2,014) thousand (approximately $(933)), respectively. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting with third parties in NIS to the greatest extent possible. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point of time.

Management’s Discussion and Analysis

SHARE PRICE RISK

The Group’s investments in unlisted shares are sensitive to market price risk arising from uncertainties about future value of these investments. The Group manages the price risk through diversification and by placing limits on individual and total investment in shares. The Company’s Board of directors reviews and approves all decisions related to investments in shares. At the reporting date, the Group’s exposure to investments in unlisted shares measured at fair value was $0.

TAX REMITTANCE

The Company is subject to the provisions of the ITA12 and to review by CRA13. The Company files its annual tax compliance based on its interpretation of the ITA and CRA’s guidance. There is no certainty that the returns and tax position of the Company will be accepted by CRA as filed. Any difference between the Company’s tax filings and CRA’s final assessment could impact the Company’s results and financial position.

There can be no assurance that income tax laws or the interpretation thereof in any of the jurisdictions in which the Company operates will not be changed or interpreted or administered in a manner which adversely affects the Company and its shareholders. In addition, there is no assurance that CRA will agree with the manner in which the Company calculates taxes payable or that any of the other tax agencies will not change their administrative practices to the detriment of the Company or its shareholders.

By Notice of Assessment for Excise Tax dated October 23, 2023 and covering the period January 1, 2020 to December 31, 2020, the Company was assessed tax on insurance of approximately $199, arrears interest of approximately $36 and a failure to file penalty of approximately $8 (collectively, the “2020 Assessment”).

By Notice of Assessment for Excise Tax dated October 23, 2023 and covering the period January 1, 2021 to December 31, 2021, the Company was assessed excise tax on insurance of approximately $73, arrears interest of approximately $2 and a failure to file penalty of approximately $1 (collectively, the “2021 Assessment”).

If a person files a Notice of Objection (Excise Tax Act), the CRA cannot take collection action on amounts in dispute until 90 days after the Notice of Decision is sent to that person. However, interest and penalty continue to accrue on any amount owing.

On November 29, 2023, the Company filed Notices of Objection (Excise Tax Act) to the 2020 Assessment and the 2021 Assessment. Therefore, the CRA cannot take collection action on the amounts noted above until 90 days after Notices of Decision are sent to the Company.

On April 26, 2024, the Company received a letter from the CRA that the Notice of Assessment for Excise Tax that the Company objected to will be voided and no outstanding balance will be owed with respect to such assessments. Based on the forgoing, this matter has been resolved to the Company’s satisfaction and the objections were finalized.

CYBERSECURITY RISKS

The Company’s information systems and its third-party service providers and vendors are vulnerable to increasing threat of continually evolving cybersecurity risks, resulting in data breaches and data losses. These risks arising from events including without limitation malware, computer viruses, employee error, extortion, malfeasance, system errors, and hacking. In order to minimize the risk of these events from occurring, the Group is performing timely maintenance, upgrade and replacement of networks, equipment, IT systems and software and other protective measures. However, any failure or delay in maintaining, upgrading or replacing such systems and software could materially increase the risk of cybersecurity incident and data breach or data loss, and the Company may experience operational delays, information system failures, and/or increases in capital expenses. Ultimately, the Company’s business, financial condition, operating results and reputation may be impacted adversely by such occurrences.

Management’s Discussion and Analysis

The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

POSSIBLE DIRECT INVOLVEMENT IN THE ISRAELI CANNABIS INDUSTRY

According to current Israeli regulatory medical cannabis framework, any engagement in Cannabis Activities requires receiving the applicable license from the “IMCA”, an agency operated by the Israeli Ministry of Health, which requires, among other things, pre-approvals by the IMCA (the “IMCA Pre-Approval Requirement”) of the directors, officers and shareholders holding 5% or more of the shares of the license applicant (“Material Holders”), and of all directors, officers and shareholders that become Material Holders following the grant of the applicable license. Therefore, if the Company will be considered by the IMCA as directly engaged in Cannabis Activities the aforementioned approvals by the IMCA might apply, on future security holdings, as described above.

Furthermore, any failure of the Company or its shareholders to comply with the IMCA Pre-Approval Requirement may impact the Group’s ability to continue operating in compliance with any licenses to engage in Cannabis Activities or to renew such licenses. Any inability of the Group to maintain licenses for Cannabis Activities in good standing may result in a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

COMPANY’S ABILITY TO CONTINUE AS A GOING CONCERN

The Group’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, including cost saving plans. In 2026 the company will continue its efforts for efficiency operations.

Despite the cost savings plan as described above, the projected cash flows for 2026 indicates that it is uncertain that the Group will generate sufficient funds to continue its operations and meet its obligations as they become due. The Group continues to evaluate additional sources of capital and financing. However, there is no assurance that additional capital and or financing will be available to the Group, and even if available, whether it will be on terms acceptable to the Group or in amounts required.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

CONFLICT AND POLITICAL INSTABILITY IN EASTERN EUROPE

Throughout 2024, 2025 and continuing into Q3 2026, global financial markets have experienced elevated levels of volatility driven by persistent uncertainty around the timing, scale, and impact of monetary policy responses to inflationary pressures, as well as ongoing geopolitical instability stemming from Russia’s invasion of Ukraine. This volatility has resulted in a decline in the level of activity in the financial markets. Continued market volatility or uncertainty related to actions taken or to be taken by central banks, a decline in the global macroeconomic outlook, including as a result of Russia’s invasion of Ukraine and the threat, or outbreak of more widespread armed conflict in Eastern Europe would cause financial market activity to continue to decrease, which would negatively affect the Group’s revenues and capital markets activity.

Management’s Discussion and Analysis

CONFLICT AND POLITICAL INSTABILITY IN ISRAEL - THE IRON SWORDS WAR

The Group is vulnerable to the political, economic, legal, regulatory, and military conditions affecting Israel and the Middle East. Armed conflicts between Israel and its neighbouring countries and territories occur periodically in the region and may adversely affect the Group’s business, results of operations and financial condition. In addition, the Group may be adversely affected by other events or factors affecting Israel such as the interruption or curtailment of trade between Israel and its trading partners, or any restrictions or pressure on the Group’s partners or customers or others to prevent or discourage them from doing business activities with Israel or Israeli businesses, a significant downturn in the economic or financial condition of Israel, a significant downgrading of Israel’s internal credit rating, labour disputes and political instability, including riots, uprisings and government failures. Restrictive laws or policies directed towards Israel or Israeli businesses could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm the Group’s results of operations, and could make it more difficult for us to raise capital. Parties with whom the Group does business may decline to travel to Israel during periods of heightened unrest or tension, forcing the Group to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

Furthermore, under Israeli law, citizens and permanent residents of Israel are obligated to perform military reserve duty for extended periods of time and are subject to being called to active duty at any time under emergency circumstances. In response to increased hostilities, there have been periods of significant call-ups of military reservists.

On October 7, 2023, a war between the terror organization Hamas and Israel began, or the Iron Swords War, and has led to heightened security concerns and economic instability in Israel. There remains significant uncertainty regarding the duration and escalation of the conflict, and further military actions, restrictions, or government-imposed measures could adversely affect our operations and financial condition.

The Iron Swords War has had an impact on the Company’s business operations, which may or may not continue in the short and long term. The Company has experienced interruptions affecting various aspects of its business, including related to employees, supplies, imports and sales. In addition, as a result of the Iron Swords War, legislative measures in Israel related to medical cannabis reform, which was initially set to commence on December 29, 2023, were postponed. While the reform eventually came into effect on April 1st, 2024, the healthcare system in Israel has experienced significant bureaucratic challenges, including delays in renewing existing prescriptions and in issuing new prescriptions for medical cannabis patients. These administrative disruptions have directly impacted patient access to products and, consequently, affected the Company’s local sales and distribution activities.

Management’s Discussion and Analysis

Other regional hostilities, since October 7, 2023, have concurrently become more pronounced. This includes and has included a northern front war between Israel and Hezbollah and continued conflict with the Houthi Movement in Yemen. Such potential disruption to our operations may include certain delays and diversions of the import of certain components for manufacturing and production as a result of reduced air travel and the attacks on container ships on the Red Sea route by the Iranian-backed Houthi Movement.

In April 2024 and October 2024, Iran launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel. On June 13, 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a strike directly targeting military and nuclear infrastructure inside Iran aimed to disrupt Iran’s capacity to coordinate or launch further hostilities against Israel, as well as disrupt its nuclear program. On June 13, 2025, a full-scale war has erupted between Israel and Iran, or the Iran War. On June 21, 2025, the United States military conducted targeted air strikes against three nuclear sites within Iran and on June 23, 2025 Iran retaliated against U.S. interests in the region. Hostilities between Iran and Israel and the United States may further escalate, which could create significant volatility in the global economy as well as disruptions to global supply chains. Additionally, in light of the national emergency declared by the Israeli government, the Company operated according to the government’s emergency guidelines, which significantly limited its operational capacity, until a ceasefire came into effect on June 24, 2025.

Until the ceasefire went into effect, Israel’s airspace and commercial ports closure severely impacted logistics and the Company’s ability to receive goods and raw materials from overseas. As a result, certain shipments and deliveries of certain components for manufacturing and production were significantly delayed or diverted, leading to supply limitations and delayed shipments to customers.

The intensity and duration of the multi-front conflict are difficult to predict, as are such conflict’s economic implications on the Company’s business and operations and on Israel’s economy in general. The potential deterioration of Israel’s economy, as a direct and indirect result of these events, may have a material adverse effect on the Company and its ability to effectively conduct its operations.

On October 9, 2025, Israel and Hamas signed an agreement in Sharm el-Sheikh, mediated by the United States, Egypt, Qatar, and Turkey, as the first phase of a U.S. 21-point plan. The agreement was announced on October 9 and approved by Israel’s government in the early hours of October 10, 2025, after which the initial ceasefire took effect. While implementation is ongoing and violations have been reported, the agreement’s scope, durability, and downstream economic effects remain uncertain. The Company continues to monitor developments and will adjust operations and disclosures as appropriate

JUDICIAL AND LEGISLATIVE REFORMS IN ISRAEL

Israel is undergoing political and social instability relating to the judicial and legislative reforms proposed by the current government, creating certain instability and uncertainty. This instability which has a certain effect on the activity of the financial markets may cause material impact on the Groups’ ability to operate in the Israeli market, which derives, among other, from: exposure to currency exchange rate and interest rate, reduced sales due to disruptive days and lower probability for capital investments.

On April 1, 2024, the April 2024 Israeli Cannabis Reform was implemented. For more information, see “Regulatory Reform from Licenses to Prescriptions for Medical Treatment of Cannabis” above.

Management’s Discussion and Analysis

CCAA PROCEEDINGS

On September 14, 2023, a CCAA Termination Order was granted by the Honourable Justice Osborne (upon service on the Service List of an executed certificate and the above CCAA proceedings under the Companies Creditors’ Arrangement Act and the Stay Period were terminated without any further act or formality. On September 29th, 2023, Trichome Financial Corp. filed (or was deemed to have filed) an assignment (or a bankruptcy order was made against Trichome Financial Corp.), and Goldhar & Associates Ltd., was appointed as trustee of the estate of the bankrupt by the official receiver (or the Court). The first meeting of creditors of the bankrupt was held on October 17th, 2023.

As a direct or indirect shareholder of the entities that make up the Trichome Group, the Company was subject to the priorities of other stakeholders in the CCAA proceedings and ultimately did not realize any return in the restructuring of the Trichome Group business.

ANTI-DUMPING INVESTIGATION

In January 2024, Israel’s Ministry of Economy and Industry launched an “anti-dumping” investigation into Canadian cannabis imports, targeting several producers including Tilray, Canopy Growth, and Cronos Group. The investigation aimed to determine whether Canadian companies were harming Israel’s domestic cannabis industry by selling at unfairly low prices. The process included deadline extensions due to the Iron Swords war, public consultations, a preliminary ruling confirming dumping and harm, and legal battles over the lack of a temporary guarantee. While the MEI Commissioner recommended a tiered tax on imports, the final decision required approval from both the Minister of Economy and the Minister of Treasury.

Despite the Minister of Economy’s April 2025 decision to impose a levy of up to 165%, the Minister of Treasury rejected the proposal, citing broader economic harm and the benefits of import competition. The Ministry of Justice later upheld the Treasury’s veto as lawful, confirming that without Treasury approval, the levy could not be imposed. This conflict led to further court petitions, where the Company, through its subsidiaries, argued that the Treasury’s decision was legally binding and supported by sound macroeconomic reasoning. The matter remains in legal dispute, with the Company opposing any reversal of the Finance Minister’s authority.

For more information, see “Anti-Dumping” investigation into cannabis imports from Canada” above.

ENVIRONMENTAL RISKS

The Group’s operations are subject to environmental and occupational safety laws and regulations in certain jurisdictions, concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and nonhazardous materials and wastes, and employee health and safety. The Group incurs ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Any failure to comply or maintain compliance with environmental and occupational safety laws and regulations may result in additional costs for corrective measures, penalties or restrictions on manufacturing operations and could have a material adverse effect on the business, results of operations and financial condition of the Group.

RISKS INHERENT IN THE AGRICULTURAL BUSINESS

The Company’s business involves the growing of cannabis products by third party suppliers, which are agricultural products. As such, the business is subject to the risks inherent in the agricultural business, such as pests, plant diseases and similar agricultural risks. Although, the third-party cultivators the Company partner with carefully monitor the growing conditions with trained personnel and applicable equipment, there can be no assurance that natural elements will not have a material adverse effect on the production of its products and results of operations. Any decline in production could have a material adverse effect on the Group’s business, operating results or financial condition.

Management’s Discussion and Analysis

RISKS RELATED TO THE SLIL TRANSACTION

The Slil Transaction closed on September 29, 2026. There can be no assurance that the anticipated benefits of the Slil Transaction, including the expected improvement in shareholders’ equity, reduction of liabilities and improvement in working capital, will be realized in full or at all, and the actual accounting impact may differ from management’s estimates. Following closing, the Company no longer has operations in Germany and its business is concentrated in the Israeli medical cannabis market, which increases the Company’s exposure to the risks relating to Israel described in this MD&A. The Company may also remain exposed to liabilities relating to IMC Holdings or the Target Subsidiaries for periods before closing, to the extent provided in the Slil SPA or under applicable law.

RELATED PARTY TRANSACTION AND CONFLICT OF INTEREST RISK

Oren Shuster, the Company’s Chief Executive Officer, a director and a securityholder, beneficially owns and controls Slil, the purchaser in the Slil Transaction, and is a holder of October Notes and October Warrants issued under the October Purchase Agreements. Mr. Shuster has also provided personal guarantees for certain of the Company’s credit facilities. Related party transactions involve inherent conflict of interest risks and may be subject to enhanced scrutiny by regulators, shareholders and other stakeholders. Although the Company relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 for the Slil Transaction and Mr. Shuster’s participation in the October Purchase Agreements, there can be no assurance that the process or terms of these transactions will not be challenged. Conversion of Mr. Shuster’s October Notes and exercise of his October Warrants would increase his ownership of the Company, subject to the 4.99% beneficial ownership limitation, and would be dilutive to other shareholders.

NASDAQ COMPLIANCE RISK

The Company’s Common Shares began trading on Nasdaq on March 1, 2021 and we are subject to the rules and regulations of Nasdaq.

In order to maintain compliance with all continued listing requirements, the Company pays legal, accounting and compliance fees to advisors and regulatory organizations and will have to continue to pay additional fees if our Common Shares remain listed on Nasdaq. Any changes to rules, regulations policies or guidelines issued by regulatory authorities may impact any such fees paid and increase the risk of non-compliance. There is no assurance that the Company will be able to comply with the applicable Nasdaq continued listing standards within any projected timeframes, or at all, and maintain listing status on either Nasdaq.

On April 9, 2026, the Company received written notice from Nasdaq that it was not in compliance with the minimum bid price requirement in Nasdaq Listing Rule 5550(a)(2). Following the August 2026 Consolidation, on September 23, 2026, the Company received written notice from Nasdaq confirming that it had regained compliance with the minimum bid price requirement, and Nasdaq advised that the matter is closed. However, the trading price of the Common Shares has since declined, and if the closing bid price of the Common Shares is below US$1.00 for 30 consecutive business days, the Company may receive a notice of delisting without a cure period, as it has effected a share consolidation within the past year. There can be no assurance that the Company will continue to meet the minimum bid price requirement or other Nasdaq continued listing requirements.

In addition to the foregoing requirements, on July 22, 2026, the SEC approved a new Nasdaq listing requirement that would require each Nasdaq listed issuer to maintain a minimum market value of listed securities (“MVLS”) of at least $5 million. Under this new rule, if the value of an issuer’s listed securities, as measured by each applicable trading day’s closing price, continues to be less than $5 million for a period of 30 consecutive trading days, the issuer’s securities would immediately be delisted, with no compliance or cure period. This new rule also precludes an issuer’s ability to seek stay of delisting during any appeals process. The new rule allows Nasdaq hearings panels to reverse the delisting determination to situations where there was an error by Nasdaq staff or if the company satisfies all initial listing requirements. On July 29, 2026, the SEC issued an order to stay the new Nasdaq MVLS rule and temporarily suspend effectiveness of its July 22, 2026 approval order until further notice from the SEC. No assurance can be made regarding whether or when the SEC will remove its stay of the new Nasdaq MVLS rule and when the rule will come into effect. As of the date of this MD&A, the Company’s Common Shares trade at levels that are below the $5 million aggregate MVLS threshold. If the new Nasdaq MVLS rule comes into effect, our Common Shares could be subject to Nasdaq delisting proceedings.

Any failure to maintain compliance with applicable continued listing requirements and regulations may result in the delisting of our Common Shares from Nasdaq. Such events may have material adverse effects on our business and financial condition.

Management’s Discussion and Analysis

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements other than statements of historical fact and may include statements regarding possible events, conditions, results of operations, financial performance, financial position, cash flows, business strategy, objectives, plans, priorities, milestones, prospects, expectations, assumptions and future courses of action.

Forward-looking statements in this MD&A include, without limitation, statements regarding: the Company’s business strategy, objectives and milestones; the Company’s operations in Israel and its former operations in Germany; the Company’s ability to maintain or increase revenue, margins, Gross Margin, EBITDA, Adjusted EBITDA, profitability and cash flow; the Company’s anticipated operating cash requirements and future financing needs; the Company’s ability to access capital, including through convertible note financings, resale registration statements, equity issuances, debt financings or other financing alternatives; the Company’s ability to regain or maintain compliance with applicable Nasdaq listing requirements; the Company’s ability to maintain cannabis licences, import/export permits, regulatory approvals and supplier arrangements in the jurisdictions in which it operates; growth opportunities in Israel, and other applicable markets; the expected impact of new SKUs, supply arrangements, distribution strategies, inventory management and cost reductions; the expected impact of the Slil Transaction on the Company’s shareholders’ equity, liabilities, working capital and cash flow; the proposed SDI Transaction, including the negotiation and execution of definitive agreements, the expected terms of the SDI Transaction, the satisfaction of conditions to closing and the timing and completion of the SDI Transaction; the intended use of proceeds of the Company’s financings; and the Company’s pursuit of additional investment opportunities and strategic alternatives.

Forward-looking statements are based on assumptions that management believes to be reasonable as of the date of this MD&A, including, without limitation: the Company’s ability to conduct its operations in compliance with applicable laws and regulatory requirements; the Company’s ability to maintain required licences, permits and approvals; the continued availability of supply, import/export capacity and distribution channels; customer and patient demand in the Company’s key markets; the Company’s ability to manage costs, working capital, liquidity and financing requirements; the Company’s ability to complete financing transactions on acceptable terms; the Company’s ability to regain or maintain applicable Nasdaq listing compliance; the Company’s ability to negotiate, approve and complete the SDI Transaction on the terms and timelines currently contemplated or at all; the ability to obtain required regulatory, stock exchange and third-party approvals or clearances; and the absence of material adverse changes in the Company’s business, operations, financial condition, regulatory environment or capital markets conditions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, events, performance, achievements or developments to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, without limitation: risks relating to the Company’s liquidity, working capital, negative cash flow, operating losses and financing needs; risks that additional capital may not be available on acceptable terms or at all; risks relating to the Company’s convertible notes, warrants, resale registration statements, share issuances, debt obligations and potential dilution; risks that the Company may not regain or maintain Nasdaq listing compliance; regulatory, licensing, import/export, cannabis, controlled substance, pharmacy, distribution and enforcement risks; risks relating to supply chain disruption, inventory availability, supplier performance, export permits and product quality; risks relating to competitive conditions, pricing, demand, margins and market conditions in Israel and other applicable markets; risks that the SDI Transaction may be delayed, modified, completed on different terms or not completed at all, including because the SDI LOI is non-binding, the parties may not enter into definitive agreements or conditions to closing may not be satisfied; risks relating to the Company’s entry into a new line of business; risks that the anticipated benefits of the Slil Transaction may not be realized and that the Company may remain exposed to liabilities relating to IMC Holdings or the Target Subsidiaries; related party transaction considerations and MI 61-101 requirements; conflicts of interest and governance risks related to the involvement of a related party; litigation, judgment collection, product liability, recall, public perception, reputational and operational risks; foreign exchange, interest rate, inflation and macroeconomic risks; the risk that the Company may fail to regain or maintain compliance with Nasdaq listing standards, including the minimum bid price requirement, which could result in delisting and reduced access to capital markets; and the other risks described under “Risk Factors” and elsewhere in this MD&A. Additional information about the assumptions, risks and uncertainties of the Company’s business and material factors or assumptions on which information contained in forward-looking statements is based is provided in the Company’s disclosure materials, including in this MD&A under “Legal and Regulatory – Risk Factors” and the Company’s Annual Report under “Risk Factors”, available on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Management’s Discussion and Analysis

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of this MD&A or as of the date specified in the document in which such statement is made. Except as required by applicable securities laws, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

CAUTIONARY NOTE REGARDING FUTURE-ORIENTED FINANCIAL INFORMATION AND FINANCIAL OUTLOOK

This MD&A may contain future-oriented financial information and/or financial outlook within the meaning of applicable Canadian securities laws, including statements regarding the Company’s expected revenue, margins, Gross Margin, EBITDA, Adjusted EBITDA, expenses, profitability, positive cash flow, operating cash requirements, future financing needs, working capital, debt reduction, capital resources, liquidity, potential financing transactions, and the anticipated financial impact of the Slil Transaction. Such information is forward-looking information and has been included to provide readers with management’s current expectations regarding the Company’s prospective business activities, financial condition, liquidity, capital resources and strategic priorities, and may not be appropriate for any other purpose.

Future-oriented financial information and financial outlook are based on assumptions that management believes to be reasonable as of the date of this MD&A, including the assumptions described under “Cautionary Note Regarding Forward-Looking Statements” above, but are subject to the risks, uncertainties and other factors described in this MD&A, including under “Risk Factors.” Actual results may differ materially from the future-oriented financial information or financial outlook disclosed or implied in this MD&A. Future-oriented financial information and financial outlook do not purport to present the Company’s financial condition, financial performance or cash flows in accordance with IFRS and should not be relied upon as necessarily indicative of future results. The Company undertakes no obligation to update such information except as required by applicable securities laws.

ADDITIONAL INFORMATION

Additional information about the Company, including its Annual Report, is available on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

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